                                                Filed Pursuant to Rule 424(b)(3)
                                                File No. 333-26881


                             SUBJECT TO COMPLETION
                 PRELIMINARY PROSPECTUS DATED NOVEMBER 9, 1998

PROSPECTUS SUPPLEMENT
                                  $200,000,000

                           RELIASTAR FINANCIAL CORP.
                                % NOTES DUE 200

                                  -----------

    ReliaStar will pay interest on the   % Notes due 200  that we are offering
under this prospectus supplement semi-annually on        and        of each
year, starting on       , 199 . The notes will mature on       , 200 . The
notes are not redeemable before maturity and do not have the benefit of a sinking fund. Our payment obligation on the notes ranks equally with our payment obligations on all of our other unsecured senior debt.

    ReliaStar's executive offices are located at 20 Washington Avenue South, Minneapolis, Minnesota 55401, and our telephone number is (612) 372-5432.

                                  -----------

                                                             PER NOTE TOTAL
                                                             -------- -----
     Initial Public Offering Price (1)......................     %    $
     Underwriting Discount..................................     %    $
     Proceeds, before expenses, to ReliaStar................     %    $

    (1) Purchasers will also be required to pay accrued interest from November , 1998 if settlement occurs after that date.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this prospectus supplement and accompanying prospectus are truthful or complete. Any representation to the contrary is a criminal offense.

    We expect that the notes will be ready for delivery in book-entry form only through The Depository Trust Company, on or about November , 1998.

                                  -----------

MERRILL LYNCH & CO.

                CREDIT SUISSE FIRST BOSTON

                                                               J.P. MORGAN & CO.

                                  -----------

            The date of this prospectus supplement is       , 1998.

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT IS NOT COMPLETE AND MAY BE + +CHANGED. THIS PROSPECTUS SUPPLEMENT IS NOT AN OFFER TO SELL THESE SECURITIES + +AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE +
+THE OFFER OR SALE IS NOT PERMITTED.                                           +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
                             PROSPECTUS SUPPLEMENT
ReliaStar Financial Corp. ...............................................  S-3
Summary Financial Information............................................  S-4
Summary Financial Results for the Nine-Month Periods Ended September 30,
 1998 and 1997...........................................................  S-5
Capitalization...........................................................  S-6
Ratio of Earnings to Fixed Charges.......................................  S-7
Use of Proceeds..........................................................  S-7
Description of Notes.....................................................  S-8
Underwriting............................................................. S-10
Validity of Notes........................................................ S-10

                                   PROSPECTUS
Available Information....................................................    4
Incorporation of Certain Documents by Reference..........................    4
The Company..............................................................    5
The Financing Trusts.....................................................    6
Use of Proceeds..........................................................    7
Ratios of Earnings to Fixed Charges and to Combined Fixed Charges and
 Preferred Stock Dividends...............................................    7
Description of Debt Securities...........................................    7
Particular Terms of Junior Subordinated Debt Securities Issued in
 Connection with Preferred Securities....................................   20
Description of Capital Stock.............................................   21
Description of Depositary Shares.........................................   24
Description of Securities Warrants.......................................   27
Description of Preferred Securities of the Financing Trusts..............   30
The Preferred Securities Guarantee.......................................   31
Plan of Distribution.....................................................   33
Validity of Securities...................................................   34
Experts..................................................................   34

                               -----------------

      We have not authorized anyone to give any information or to make any representations concerning the offering of the notes except that which is in this Prospectus Supplement or the Prospectus, or which is referred to under "Incorporation of Certain Documents by Reference" in the Prospectus. If anyone gives or makes any other information or representation, you should not rely on it. We are only offering the notes in states where the offer is permitted. Information in this Prospectus Supplement or in the Prospectus (including information incorporated by reference) may change after the dates printed on the front of these documents--you should not assume that there has been no change in that information or in ReliaStar's affairs since those dates.

                               -----------------

                           RELIASTAR FINANCIAL CORP.

      ReliaStar is a holding company whose subsidiaries specialize in life insurance and other financial services. Through ReliaStar Life Insurance Company, Minneapolis, Minnesota, and other subsidiaries, we provide and distribute individual life insurance and annuities, employee benefits products and services, life and health reinsurance, retirement plans, mutual funds, personal finance education, and bank products. ReliaStar's common stock is traded on the New York Stock Exchange under the symbol "RLR."

      ReliaStar's strategy is to offer, principally through education-based marketing, a wide variety of products and services designed to address customers' needs for financial security. ReliaStar currently operates in four business segments: Personal Financial Services, Worksite Financial Services, Tax-Sheltered and Fixed Annuities, and Reinsurance.

      PERSONAL FINANCIAL SERVICES. The Personal Financial Services segment serves individual customers who prefer to purchase insurance and investment products from a personal financial adviser. This segment principally targets middle- and upper-income families with niches including military personnel and small-business owners. Personal Financial Services provides a wide range of products, including universal life, variable universal life, and term life, as well as fixed and variable annuities through a nationwide network of independent agents, financial professionals, and brokerage general agencies. Washington Square Securities, Inc. provides broker/dealer services to distributors. Unaffiliated broker/dealers also provide additional distribution.

      WORKSITE FINANCIAL SERVICES. This segment targets the sale of employee-benefits and financial-service products to medium-to-large corporate employers and affinity groups. Building on these relationships, Worksite Financial Services also focuses on the sale of individual and payroll-deduction products to employees of our corporate clients. Principal products include group and individual life insurance, non-medical group insurance products, and 401(k) retirement plans.

      TAX-SHELTERED AND FIXED ANNUITIES. This segment, through Northern Life Insurance Company, focuses on the retirement security needs of K-12 public and private school teachers. Northern's sales force is comprised of agents who specialize in the tax-sheltered 403(b) market, providing both fixed and variable annuities. Nonqualified annuities are sold through independent agents and banks.

      REINSURANCE. The Reinsurance segment provides specialized life and health reinsurance, including group and special-risk reinsurance products, in the United States and internationally. Target customers of the Reinsurance segment are medium and large life insurance and selected non-life insurance companies such as worker's compensation insurers and managed care and healthcare provider organizations. This segment also offers specialty group insurance products on a direct basis and value-added services, like catastrophic medical case management. The Reinsurance segment's international offices are located in Amsterdam, Copenhagen, and London.

      Supplementing these four business segments are other business units including Washington Square Securities, Inc., a broker/dealer; Northstar Investment Management Corporation, the investment adviser to a proprietary family of fixed-income and equity mutual funds; PrimeVest Financial Services, Inc., which targets the sale of financial products and services by marketing through unaffiliated banks; Successful Money Management Seminars, Inc., a producer of financial-education seminar systems; and ReliaStar Bank, a federal savings bank, which offers a variety of consumer credit and deposit products.

      When we refer to "ReliaStar," "we," "our," or "us" in this Prospectus Supplement we are referring to ReliaStar Financial Corp., except under the headings "Summary Financial Information," "Capitalization," and "Ratio of Earnings to Fixed Charges," where we are referring to ReliaStar and its subsidiaries as a whole.

                         SUMMARY FINANCIAL INFORMATION

      The following selected financial data as of and for the five years ended December 31, 1997 and the nine-month periods ended September 30, 1998 and 1997 are derived from ReliaStar's consolidated financial statements. We have eliminated all material intercompany transactions and balances.

                           NINE MONTHS ENDED
                             SEPTEMBER 30,                 YEAR ENDED DECEMBER 31,
                          -------------------- -------------------------------------------------
                            1998       1997      1997      1996      1995       1994      1993
                          ---------  --------- --------- --------- ---------  --------  --------
                              (UNAUDITED)                         (AUDITED)
                                                     (IN MILLIONS)
OPERATING DATA: (1)
Premiums................  $   740.8  $   648.9 $   887.9 $   836.9 $   851.5  $  726.9  $  659.6
Net Investment Income...      826.0      737.0   1,006.3     929.6     884.3     613.4     628.4
Realized Investment
 Gains (Losses).........       18.5        5.2      11.7      11.2       4.9     (27.4)    (32.4)
Policy and Contract
 Charges................      298.4      230.3     332.9     245.9     218.5     136.2     125.5
Other Income............      236.6      175.5     238.8     143.4     114.4     102.4      96.6
                          ---------  --------- --------- --------- ---------  --------  --------
 Total Revenues.........    2,120.3    1,796.9   2,477.6   2,167.0   2,073.6   1,551.5   1,477.7
Benefits and Expenses...    1,784.9    1,535.1   2,122.7   1,866.1   1,816.7   1,391.5   1,350.6
Income Tax Expense......      119.5       92.0     125.7     105.0      89.7      56.6      45.6
Dividends on Preferred
 Securities of
 Subsidiaries, Net of
 Tax....................        9.9        7.2      10.4       5.0       --        --        --
                          ---------  --------- --------- --------- ---------  --------  --------
Income from Continuing
 Operations.............      206.0      162.6     218.8     190.9     167.2     103.4      81.5
Income (Loss) from Dis-
 continued
 Operations.............       (3.4)       2.1       3.2       2.1      (3.5)      1.7        .9
                          ---------  --------- --------- --------- ---------  --------  --------
Income Before Extraordi-
 nary Charges and Cumu-
 lative Effect of Ac-
 counting Changes.......      202.6      164.7     222.0     193.0     163.7     105.1      82.4
Extraordinary Charges...        --         --        --        --        --        --       (9.7)
Cumulative Effect of
 Accounting Changes.....        --         --        --        --        --        --       (7.4)
                          ---------  --------- --------- --------- ---------  --------  --------
Net Income..............  $   202.6  $   164.7 $   222.0 $   193.0 $   163.7  $  105.1  $   65.3
                          =========  ========= ========= ========= =========  ========  ========
Net Income Available to
 Common
 Shareholders...........  $   202.6  $   164.7 $   222.0 $   187.8 $   155.4  $   96.8  $   57.0
                          =========  ========= ========= ========= =========  ========  ========
BALANCE SHEET DATA:
Invested Assets.........  $14,883.9  $14,242.3 $14,420.5 $11,996.3 $11,814.2  $7,918.2  $7,716.3
Other Assets............    6,861.0    6,363.2   6,580.3   4,710.7   3,705.0   2,448.6   2,196.6
                          ---------  --------- --------- --------- ---------  --------  --------
 Total Assets...........   21,744.9   20,605.5  21,000.8  16,707.0  15,519.2  10,366.8   9,912.9
Notes and Mortgages
 Payable................      367.0      581.8     593.5     407.5     422.3     194.6     230.3
Other Liabilities.......   18,833.8   17,851.1  18,154.4  14,760.9  13,676.8   9,373.7   8,882.0
                          ---------  --------- --------- --------- ---------  --------  --------
 Total Liabilities......   19,200.8   18,432.9  18,747.9  15,168.4  14,099.1   9,568.3   9,112.3
Trust-Originated
 Preferred Securities...      242.2      241.8     241.9     120.9       --        --        --
Shareholders' Equity:
 Preferred..............        --         --        --        --       68.7      67.9      66.7
 Common.................    2,301.9    1,930.8   2,011.0   1,417.7   1,351.4     730.6     733.9

--------

(1) During the third quarter of 1998, ReliaStar sold its mortgage banking subsidiary. The financial results of this subsidiary are presented as discontinued operations, and prior periods have been restated to reflect this presentation.

                           SUMMARY FINANCIAL RESULTS
                        FOR THE NINE-MONTH PERIODS ENDED
                          SEPTEMBER 30, 1998 AND 1997

      OVERVIEW. Operating income for the first nine months of 1998 totaled $196.2 million, an increase of 22% over $160.2 million for the first nine months of 1997. Net income for the first nine months of 1998 was $202.6 million, an increase of 23% from $164.7 million for the first nine months of 1997.

      On July 1, 1997, ReliaStar completed the acquisition of Security-Connecticut Corporation ("Security-Connecticut"). The acquisition was accounted for using the purchase method of accounting and, accordingly, the results of operations before that date do not include the results of Security-Connecticut or its former subsidiaries. In January 1998, we acquired the companies now known as ReliaStar Bank and ReliaStar Managing Underwriters, Inc., issuing approximately 558,000 shares of ReliaStar common stock as payment to the sellers. In July 1998, we sold ReliaStar Mortgage Corporation, our mortgage banking subsidiary. The results of ReliaStar Mortgage Corporation are presented as discontinued operations, and we have restated prior periods to reflect this presentation.

      The discussion of segment operating results that follows sets forth the after-tax earnings of each segment.

      PERSONAL FINANCIAL SERVICES. For the first nine months of 1998, operating income increased 53% to $69.6 million from $45.5 million for the comparable period in 1997. The increase is primarily due to the additional earnings in the first six months of 1998 from the former Security-Connecticut life insurance subsidiaries, which totaled $16.3 million. The remaining increase in operating income was primarily due to an increase in interest spreads, growth in assets under management, and lower expenses, partially offset by less favorable mortality experience. Total segment assets under management increased to $6.7 billion as of September 30, 1998 from $6.6 billion as of September 30, 1997. Separate account assets under management increased to $1.8 billion as of September 30, 1998 from $1.5 billion as of September 30, 1997. Total sales (annualized new premiums and deposits) for the first nine months of 1998 were $347.4 million compared to $260.8 million in the same period of 1997. The increase in sales reflects a 50% increase in individual life insurance sales, a 54% increase in fixed annuity sales, and a 20% increase in variable annuity sales. Included in the sales results are $34.1 million of sales from the former Security-Connecticut life insurance subsidiaries in the first six months of 1998 for which there are no comparable 1997 sales.

      WORKSITE FINANCIAL SERVICES. Operating income increased 16% to $43.2 million for the first nine months of 1998 from $37.3 million for the same period in 1997. The increase in operating income is primarily due to favorable claims experience, higher investment income and lower expenses in the employee benefits business, and higher assets under management in the retirement plans business. This increase in operating income was partially offset by increased start-up costs in the worksite advisory business. Total sales for the first nine months of 1998 were $375.1 million compared to $404.7 million in the same period of 1998. This decrease in sales is due primarily to lower sales of retirement plans in the first nine months of 1998 compared with the same period in 1997.

      TAX-SHELTERED AND FIXED ANNUITIES. Operating income increased 2% from $55.0 million for the first nine months of 1997 to $56.1 million for the first nine months of 1998. The increase in operating income is primarily due to growth in assets under management, which increased 9% to $7.2 billion as of September 30, 1998 from $6.6 billion as of September 30, 1997. Separate account assets under management increased 139% to $263 million at September 30, 1998 from $110 million at September 30, 1997. Total sales for the first nine months of 1998 were $429.3 million compared with $387.1 million in the same period of 1997. The increase in sales reflects a 104% increase in the sale of variable annuities and a 10% decrease in fixed annuity sales.

      REINSURANCE. Operating income for the first nine months of 1998 increased 24% to $31.4 million from $25.4 million during the same period in 1997. The increase is primarily due to an increase in net earned premiums, partially offset by higher commission expenses and a less favorable overall loss ratio. Total sales for the first nine months of 1998 were $149.3 million compared to $82.2 million in the same period of 1997, primarily due to increased sales of medical reinsurance products.

      OTHER BUSINESS UNITS. Operating income for the first nine months of 1998 increased 151%, from $3.7 million to $9.3 million, compared with the same period in 1997, primarily due to higher revenues on increased broker/dealer volume, higher assets under management at our mutual fund operation, and a $2.7 million pre-tax gain from the sale of mutual fund 12b-1 fees.

      CORPORATE. Corporate includes financing costs, goodwill amortization, and other unallocated costs. For the first nine months of 1998, operating losses increased from $6.7 million to $13.4 million due to increased financing costs and goodwill amortization related to purchase acquisitions, and a $2.3 million gain recognized in 1997 on the sale of ReliaStar's third-party investment manager.

                                CAPITALIZATION

      The following table sets forth the consolidated summary capitalization at September 30, 1998 of ReliaStar and its consolidated subsidiaries and as adjusted to give effect to the sale of the notes we are offering hereby (the "Notes") and the anticipated $125 million common stock repurchase (without giving effect to the payment of Underwriters' compensation or other offering expenses). See "Use of Proceeds." The table should be read in conjunction with ReliaStar's consolidated financial statements and notes thereto and the other financial data incorporated by reference herein. See "Incorporation of Certain Documents by Reference" in the Prospectus.

                                                             SEPTEMBER 30, 1998
                                                            --------------------
                                                             ACTUAL  AS ADJUSTED
                                                            -------- -----------
Notes and Mortgages Payable--Current (a)..................  $   55.2  $   55.2
Notes and Mortgages Payable--Noncurrent...................     311.8     311.8
New Notes.................................................       --      200.0
                                                            --------  --------
    Total Notes and Mortgages Payable.....................     367.0     567.0
Company-Obligated Mandatorily Redeemable Preferred Securi-
 ties of
 Subsidiary ReliaStar Financing I Holding Solely Junior
 Subordinated
 Debt Securities of the Company (b).......................     121.3     121.3
Company-Obligated Mandatorily Redeemable Preferred Securi-
 ties of
 Subsidiary ReliaStar Financing II Holding Solely Junior
 Subordinated Debt
 Securities of the Company (b)............................     120.9     120.9
Shareholders' Equity: (c)
 Common Stock--200.0 million shares authorized; 91.5
  million shares issued...................................        .9        .9
 Additional Paid-in Capital...............................   1,006.9   1,006.9
 Retained Earnings........................................   1,119.6   1,119.6
 Net Unrealized Investment Gains..........................     337.0     337.0
 Note Receivable from ESOP................................    (19.9)    (19.9)
 Unauthorized Restricted Stock Awards.....................      (.9)      (.9)
 Less Treasury Common Stock, at cost......................   (141.7)   (266.7)
                                                            --------  --------
    Total Shareholders' Equity............................   2,301.9   2,176.9
                                                            --------  --------
    Total Capitalization..................................  $2,911.1  $2,986.1
                                                            ========  ========

(a)"Notes and Mortgages Payable--Current" consists primarily of short term bank debt as of September 30, 1998.

(b)One hundred percent of the assets of the ReliaStar Financing I Trust consists of approximately $128.9 million in principal amount of the Junior Subordinated Debt Securities of ReliaStar with an interest rate of 8.2% and maturity date of March 15, 2016.

  One hundred percent of the assets of the ReliaStar Financing II Trust consists of approximately $128.9 million in principal amount of the Junior Subordinated Debt Securities of ReliaStar with an interest rate of 8.1% and maturity date of June 3, 2027.

(c)There are reserved for issuance shares of Series A Junior Participating Preferred Stock issuable upon exercise of certain preferred share purchase rights.

                       RATIO OF EARNINGS TO FIXED CHARGES

                          NINE MONTHS
                             ENDED     YEAR ENDED DECEMBER 31,
                         SEPTEMBER 30, ------------------------
                             1998      1997 1996 1995 1994 1993
                         ------------- ---- ---- ---- ---- ----
Ratio of Earnings to
 Fixed Charges (1)......      9.2      9.0  10.4 11.6 14.6 8.1

--------
(1)During the third quarter of 1998, ReliaStar sold its mortgage banking subsidiary. The ratio of earnings to fixed charges has been restated for all periods presented to reflect this transaction.

      For purposes of calculating these ratios, earnings (consisting of income from continuing operations before income taxes, extraordinary charges, and accounting changes, plus fixed charges, amortization of previously capitalized interest, and adjustments for less-than-50%-owned entities) have been divided by fixed charges. Fixed charges consist of interest on debt, dividends on trust-originated preferred securities, amortization of debt expense and discount, and the interest factor of rental expense (generally deemed to be one-third of net rental expense).

                                USE OF PROCEEDS

      The net proceeds from the sale of the Notes are estimated to be
approximately $    million, which we will use for the following purposes:

     . repurchasing up to an aggregate of $125 million of ReliaStar's Common Stock in the fourth quarter of 1998;

     . reducing the amount outstanding under our $125 million unsecured revolving line of credit with a group of banks, which bears interest at a floating rate (5.6% as of November 9, 1998); and

     . for general corporate purposes, including the funding of possible acquisitions if suitable opportunities develop in the future.

      As of       , 1998, there was approximately $   million outstanding under
our unsecured revolving line of credit, $26 million of which was incurred to fund the repurchase of approximately 558,000 shares of ReliaStar's common stock in the first quarter of 1998.

                              DESCRIPTION OF NOTES

      We provide information to you about the Notes, which are referred to in the accompanying Prospectus as "Senior Debt Securities" or "Debt Securities," in two places that progressively provide more detail--this Prospectus Supplement and the Prospectus. Because the specific terms of the Notes may differ from the general description in the Prospectus, you should rely on the information in this Prospectus Supplement over differing information in the Prospectus. You should read this Prospectus Supplement and the Prospectus together for a complete description of the Notes. Capitalized terms used but not defined in this Prospectus Supplement have the meanings given them in the Prospectus.

GENERAL

      The Notes are unsecured general obligations of ReliaStar. Our payment obligation on the Notes ranks equally with our payment obligations on all of our other unsecured senior debt. We will issue the Notes under an Indenture dated as of January 15, 1995 (that Indenture, as amended or supplemented from time to time, is called the "Senior Indenture"), between us and Citibank, N.A., as Senior Trustee. See "Description of Debt Securities" in the Prospectus for further information on the Senior Indenture. We and certain of our subsidiaries may borrow from the Senior Trustee and maintain deposit accounts and conduct other banking transactions with it in the ordinary course of business.

      The Notes are limited to $200 million aggregate principal amount and will
mature on       , 200 . We will issue the Notes only in registered form in denominations of $1,000 and integral multiples of $1,000. We will pay interest on the Notes at the rate per year shown on the cover page of this Prospectus
Supplement from       , 1998, semi-annually on        and        of each year,
starting on       , 199 , to the persons in whose names the Notes are
registered at the close of business on        and       , as the case may be,
preceding each such interest payment date. The amount of interest payable for any period will be computed on the basis of the actual number of days elapsed in the period and a year of 360 days and twelve 30-day months.

      We may not redeem the Notes before maturity, nor may you require us to redeem the Notes before they mature. We are not required to make any sinking-fund payments with respect to the Notes. The Notes are subject to defeasance as described under "Description of Debt Securities--Defeasance and Discharge" in the Prospectus.

GLOBAL CERTIFICATE; BOOK-ENTRY SYSTEM

      We will issue the Notes in book-entry form as a single global Note registered in the name of the nominee of The Depository Trust Company, New York, New York ("DTC"), which will act as depositary. Except in the limited circumstances described below, beneficial interests in book-entry Notes will be shown on, and transfers thereof will only be made through, records maintained by DTC and its participants.

      The ownership interest of a purchaser of a Note is shown in the records of DTC's participants. Purchasers will not receive written confirmation from DTC of their purchases, but they are expected to receive written confirmations providing details of the transactions, as well as periodic statements of their holdings, from the participants through which they purchase the Notes. Transfers of ownership in the Notes will be accomplished by entries made on the books of participants acting on behalf of the owners. Owners will not receive certificates representing their ownership interests in the Notes, except if the use of the book-entry system for the Notes is discontinued.

      DTC may discontinue providing its services as depositary with respect to the Notes at any time by giving reasonable notice to us. Under such circumstances and if a successor depositary is not obtained, certificates for the Notes are required to be printed and delivered. Additionally, we may decide to discontinue use of the system of book-entry transfers through DTC (or any successor depositary) with respect to the Notes. If that occurs, certificates for the Notes will be printed and delivered.

      We understand that under existing industry practices, if we request Noteholders to take action, or if an owner of a beneficial interest in a global Note desires to give or take any action that a holder is entitled to give or take under the Indenture, then (1) DTC would authorize the participants holding the relevant beneficial interests to give or take such action and (2) such participants would authorize the beneficial owners owning through them to give or take such action or would otherwise act upon the instructions of beneficial owners owning through them.

      DTC has advised that it is a:

     . limited-purpose trust company organized under the laws of the State of New York;

     .  ""banking organization" within the meaning of the New York Banking
        Law;

     .  member of the Federal Reserve System;

     . ""clearing corporation" within the meaning of the New York Uniform Commercial Code; and

     . ""clearing agency" registered under the Securities Exchange Act of 1934.

      DTC holds the securities of its participants and facilitates the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants. The electronic book-entry eliminates the need for physical certificates. DTC's participants include:

     .  securities brokers and dealers (including the Underwriters);

     .  banks;

     .  trust companies;

     .  clearing corporations; and

     . certain other organizations (some of which, or their representatives, own DTC).

      Banks, brokers, dealers, trust companies, and others that clear through or maintain a custodial relationship with a participant, either directly or indirectly, also have access to DTC's book-entry system.

SAME-DAY SETTLEMENT AND PAYMENT

      Settlement for the Notes will be made by the Underwriters in immediately available funds. We will make all payments of principal and interest in immediately available funds. The Notes will trade in DTC's settlement system until maturity, and therefore DTC will require secondary-trading activity in the Notes to be settled in immediately available funds.

                                  UNDERWRITING

      We are selling the Notes to the Underwriters named below under an Underwriting Agreement dated November , 1998. The Underwriters, and the amount of the Notes that each of them has agreed to purchase from us, are as follows:

                                                                    PRINCIPAL
                                                                      AMOUNT
          UNDERWRITERS                                               OF NOTES
          ------------                                             ------------
     Merrill Lynch, Pierce, Fenner & Smith
              Incorporated........................................ $
     Credit Suisse First Boston Corporation.......................
     J.P. Morgan Securities, Inc. ................................
                                                                   ------------
          Total................................................... $200,000,000
                                                                   ============

      The Underwriters have agreed to purchase the Notes on a firm-commitment basis; they will purchase all the Notes if any of the Notes are purchased. In the event of a default by any Underwriter, the Underwriting Agreement provides that, in certain circumstances, the purchase commitments of the nondefaulting Underwriters may be increased or the Underwriting Agreement may be terminated.

      We will pay to each Underwriter, by a discount to the purchase price,
 .  % of the principal amount of the Notes that the Underwriter sells. The
Underwriters will initially offer the Notes to the public at   % of the
principal amount. The Underwriters may sell Notes to certain dealers at a price of up to . % lower than the price to the public. Those dealers may sell Notes to other dealers at a price of up to . % lower than the price paid by the selling dealer. The Notes will be sold to the public when and if the Underwriters purchase the Notes from us. An Underwriter may withdraw or change any offering of Notes to the public at any time before the sale, without notice. An Underwriter may also reject offers for the Notes. After the initial public offering of the Notes, the Underwriters may change the offering price and other selling terms. The Notes are a new issue of securities with no established trading market. The Underwriters have advised us that they intend to make a market in the Notes, but they are not obligated to do so and may discontinue market-making activities at any time without notice. Neither we nor the Underwriters can assure you that any trading market for the Notes will be liquid.

      We estimate that we will spend approximately $200,000 for printing, rating-agency fees, trustee's fees, legal fees, and other expenses of the offering.

      In connection with the offering, the Underwriters may purchase and sell the Notes in the open market. These transactions may include short sales, stabilizing transactions, and purchases to cover positions created by short sales. Short sales involve the sale by the Underwriters of a greater total principal amount of Notes than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the Notes while the offering is in progress.

      These activities by the Underwriters may stabilize, maintain, or otherwise affect the market price of the Notes. As a result, the price of the Notes may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the Underwriters at any time.

      We have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

      The Underwriters and their respective affiliates may be customers of, engage in transactions with, or perform services for ReliaStar and its subsidiaries in the ordinary course of business.

                               VALIDITY OF NOTES

      The validity of the Notes we are offering under this Prospectus Supplement is being passed upon for us by Faegre & Benson LLP, Minneapolis, Minnesota, and for the Underwriters by Sidley & Austin, Chicago, Illinois.

PROSPECTUS

                                 $400,000,000

                           RELIASTAR FINANCIAL CORP.
                     DEBT SECURITIES AND OTHER SECURITIES

                               ----------------

                            RELIASTAR FINANCING II
                            RELIASTAR FINANCING III
                            RELIASTAR FINANCING IV
                             RELIASTAR FINANCING V

                             PREFERRED SECURITIES
                    FULLY AND UNCONDITIONALLY GUARANTEED BY
                           RELIASTAR FINANCIAL CORP.

                               ----------------

  ReliaStar Financial Corp., a Delaware corporation (the "Company"), may offer, from time to time, (i) its unsecured debt securities consisting of debentures or notes, which may be senior ("Senior Debt Securities"), senior subordinated ("Senior Subordinated Debt Securities") or junior subordinated ("Junior Subordinated Debt Securities," and together with the Senior Subordinated Debt Securities, "Subordinated Debt Securities," and the Subordinated Debt Securities together with the Senior Debt Securities, "Debt Securities"); (ii) warrants to purchase Debt Securities ("Debt Warrants");
(iii) shares of its preferred stock, without par value ("Preferred

                                              (continued on the following page)

                               ----------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE  COMMISSION  OR  ANY  STATE SECURITIES  COMMISSION  NOR  HAS  THE
   SECURITIES AND  EXCHANGE COMMISSION  OR ANY STATE  SECURITIES COMMISSION
    PASSED  UPON  THE ACCURACY  OR  ADEQUACY  OF  THIS PROSPECTUS  OR  ANY
     PROSPECTUS  SUPPLEMENT.  ANY REPRESENTATION  TO  THE  CONTRARY IS  A
      CRIMINAL OFFENSE.

                               ----------------

  The Company's Common Stock is traded on the New York Stock Exchange ("NYSE") under the symbol "RLR."

  The Offered Securities (as defined herein) may be offered directly, through agents designated from time to time or to or through underwriters or dealers. See "Plan of Distribution." If any agents or underwriters are involved in the sale of any Offered Securities, their names, and any applicable fees, commissions, purchase prices or discount arrangements with them, will be set forth, or will be calculable from the information set forth, in a Prospectus Supplement.

  This Prospectus may not be used to consummate sales of Offered Securities unless accompanied by a Prospectus Supplement applicable to the Offered Securities being sold.

                 The date of this Prospectus is May 27, 1997.

(continued from previous page)

Stock"), interests in which may be represented by depositary shares ("Depositary Shares"); (iv) warrants to purchase Preferred Stock or Depositary Shares ("Preferred Stock Warrants"); or (v) warrants to purchase shares of its common stock, without par value ("Common Stock"), ("Common Stock Warrants," and, together with Debt Warrants and Preferred Stock Warrants, "Securities Warrants"). Debt Securities, Preferred Stock, Depositary Shares, Securities Warrants, Preferred Securities (referred to below) and the Preferred Securities Guarantee (also referred to below) may be offered separately or as a part of units consisting of one or more such securities ("Units"), in each case in one or more series and in amounts, on terms and at prices to be determined at or prior to the time of sale and described in a supplement accompanying this Prospectus (a "Prospectus Supplement"), and may be convertible into or exchangeable for Common Stock, Debt Securities, Preferred Stock, Depositary Shares or Preferred Securities. Senior Debt Securities will rank on par with all other unsecured Debt (as defined herein) of the Company other than Debt that by its terms is subordinated to the Senior Debt Securities. Senior Subordinated Debt Securities will be subordinated to all existing and future Debt of the Company other than Debt evidenced by Junior Subordinated Debt Securities, which includes debt securities (and guarantees in respect of those debt securities) initially issued to any trust, or a trustee of a trust, partnership or other entity affiliated with the Company that is, directly or indirectly, a financing vehicle of the Company ("Trust Related Securities") in connection with the issuance by that entity of preferred securities or other securities. Junior Subordinated Debt Securities will be subordinated to all existing and future Debt of the Company other than Trust Related Securities and will rank on par with such Trust Related Securities.

  Debt Securities may be issued in registered or bearer form, or both. The offer, sale and issuance of securities in bearer form, and payment thereof, to United States Persons are restricted as discussed under "Description of Debt Securities" and "Plan of Distribution."

  ReliaStar Financing II, ReliaStar Financing III, ReliaStar Financing IV, and ReliaStar Financing V, each a statutory business trust formed under Delaware law (each, a "Financing Trust" and collectively, the "Financing Trusts"), may offer, from time to time, in one or more series, preferred securities representing undivided beneficial interests in the assets of a Financing Trust ("Preferred Securities"). The Financing Trusts were formed by the Company solely to issue Preferred Securities and to loan the net proceeds from the sale thereof to the Company. Accordingly, the net proceeds received from the sale of an offering of Preferred Securities, together with all capital contributions made to the Financing Trusts by the Company, will be loaned to the Company in exchange for Junior Subordinated Debt Securities having terms described herein and in a Prospectus Supplement. These Junior Subordinated Debt Securities subsequently may be distributed pro rata to holders of Preferred Securities in connection with the dissolution of the Financing Trusts upon the occurrence of certain events as may be described in a Prospectus Supplement. Interest and principal payments on these Junior Subordinated Debt Securities are intended to fund the payment of periodic cash distributions ("distributions") and liquidation and redemption amounts on such Preferred Securities. The payment of distributions and payments on liquidation or redemption with respect to the Preferred Securities will be guaranteed by the Company to the extent set forth herein and in a Prospectus Supplement ("Preferred Securities Guarantee"). See "The Financing Trusts" and "The Preferred Securities Guarantee." The Preferred Securities Guarantee, when taken together with the Company's obligations under any Junior Subordinated Debt Securities, the Junior Subordinated Indenture and the Declaration, including its obligations to pay costs, expenses, debts and liabilities of the Financing Trusts (other than with respect to the Preferred Securities and the Common Securities (as defined herein)), will provide a full and unconditional guarantee, on a subordinated basis, by the Company of payments due on the Preferred Securities.

  The specific amounts, terms and prices of particular Debt Securities, Preferred Stock, Depositary Shares, Securities Warrants, Preferred Securities, Preferred Securities Guarantee and Units (collectively, "Offered Securities") for which this Prospectus is being delivered will be set forth in an accompanying Prospectus Supplement or Supplements and may include the initial public offering price and such other terms as (i) in the case of Debt Securities, the designation, aggregate principal amount, currency, denominations, maturity, interest rate (which may be fixed or variable) and time and method of calculating interest payments, any conversion, exchange or sinking fund provisions, any provisions for redemption at the option of the Company or repayment at the option of the holder, any premium provisions, any subordination terms, the right of the Company, if any, to defer payment of interest on Subordinated Debt Securities and the maximum length of any such deferral period; (ii) in the case of Preferred Stock, the designation, number of shares, stated value, any dividend, redemption, conversion, exchange, sinking fund and liquidation provisions, voting and other rights and whether interests in the Preferred Stock will be represented by Depositary Shares; (iii) in the case of Securities Warrants, the duration, exercise price and detachability; and (iv) in the case of Preferred Securities, the designation, number of securities, and any distribution, redemption, exchange, sinking fund and liquidation provisions, voting and other rights and the terms upon which the proceeds from the sale of the Preferred Securities will be loaned to the Company in exchange for Junior Subordinated Debt Securities. Units may be issued in amounts, at prices, on terms and containing such conditions, covenants and other provisions, and consisting of Offered Securities and other securities, as are set forth in a Prospectus Supplement. A Prospectus Supplement also will contain, where applicable, information about certain United States federal income tax considerations relating to, and any listing on a securities exchange of, the Offered Securities covered by the Prospectus Supplement. The aggregate initial public offering price (including the exercise price of any Securities Warrants) of the Offered Securities in respect of which this Prospectus may be delivered will not exceed $400,000,000 or the equivalent thereof in one or more foreign currencies or composite currencies, including European Currency Units.

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). These reports, proxy statements and other information can be inspected and copied at the public reference facilities of the Commission, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices located at 75 Park Place, 14th Floor, New York, New York 10007, and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of these materials can be obtained by mail from the public reference section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a Web site that contains reports, proxy statements and other information filed by the Company at: http://www.sec.gov. In addition, these materials may be inspected and copied at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

  This Prospectus constitutes a part of a registration statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") filed by the Company and the Financing Trusts with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus omits certain of the information contained in the Registration Statement, and reference is hereby made to the Registration Statement for further information with respect to the Company, the Financing Trusts and the Offered Securities. Any statements contained herein concerning the provisions of any document are not necessarily complete, and, in each instance, reference is made to the copy of the document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

  No separate financial statements of the Financing Trusts are included herein. The Company and the Financing Trusts do not consider that such financial statements would be material to holders of the Preferred Securities because (i) the Financing Trusts are special purpose entities, have no independent operations and are not engaged in, and do not propose to engage in, any activity other than the issuance of the Common Securities (as defined herein), the Preferred Securities, and the lending of the net proceeds from the sale of the Common Securities and Preferred Securities to the Company pursuant to loans evidenced by Junior Subordinated Debt Securities; (ii) the Company, a reporting company under the Exchange Act, owns, directly or indirectly, all of the voting securities of the Financing Trusts; and (iii) under the Preferred Securities Guarantee, the Company will guarantee the payment of distributions and amounts on liquidation and redemption of Preferred Securities to the extent described herein. See "The Financing Trusts" and "The Preferred Securities Guarantee." The Preferred Securities Guarantee, when taken together with the Company's obligations under any Junior Subordinated Debt Securities, the Junior Subordinated Indenture (as described herein) and the Declaration (as defined herein), including its obligations to pay costs, expenses and certain liabilities of the Financing Trusts (other than with respect to the Preferred Securities and Common Securities), provides a full and unconditional guarantee of amounts due on any Preferred Securities for which this Prospectus and accompanying Prospectus Supplement or Supplements is being delivered. See "Particular Terms of Junior Subordinated Debt Securities Issued in Connection with Preferred Securities." The Financing Trusts are not currently subject to the informational requirements of the Exchange Act. The Financing Trusts will become subject to those requirements upon the effectiveness of the Registration Statement, although they intend to seek and expect to receive an exemption therefrom.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents filed by the Company with the Commission (File No. 1-10640) pursuant to the Exchange Act are incorporated herein by reference:

    (i) the Company's Annual Report on Form 10-K for the year ended December 31, 1996 (which incorporates by reference certain portions of the Company's 1996 Annual Report to Shareholders, including financial statements and accompanying information, and certain portions of the Company's definitive proxy statement for the Company's 1997 Annual Meeting of Shareholders);

    (ii) The Company's Quarterly Report on Form 10-Q for the period ended March 31, 1997, and its Current Report on Form 8-K dated February 23, 1997;

    (iii) the Company's Form 8-K/A dated May 20, 1993 to the Company's Current Report on Form 8-K dated January 17, 1989 filed by the Company in lieu of a Registration Statement on Form 8-B and Amendment on Form 8A/A dated September 12, 1994 to a Registration Statement on Form 8-A dated October 4, 1989, as amended on February 15, 1990 (File No. 0-17441), which contain a description of the Company's Common Stock and related Rights to Purchase Preferred Stock of the Company; and

    (iv) all other documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of an offering of Offered Securities.

  Any statement contained in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein (or in any other subsequently filed document that also is or is deemed to be incorporated herein or in an accompanying Prospectus Supplement by reference) modifies or supersedes that statement. Any such statement so modified or superseded shall not be deemed to constitute a part hereof or an accompanying Prospectus Supplement except as so modified or superseded.

  The Company will provide without charge to each person, including any beneficial holder, to whom a copy of this Prospectus is delivered, upon the written or oral request of that person, a copy of any or all of the documents which are incorporated herein by reference (other than exhibits to those documents, unless the exhibits are specifically incorporated therein by reference). Requests should be directed to ReliaStar Financial Corp., 20 Washington Avenue South, Minneapolis, Minnesota 55401, Attn: Secretary, telephone (612) 342-3514.

  Unless otherwise indicated, currency amounts in this Prospectus and any Prospectus Supplement are stated in United States dollars.

  NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR A PROSPECTUS SUPPLEMENT IN CONNECTION WITH THE OFFERING DESCRIBED HEREIN AND THEREIN, AND ANY INFORMATION OR REPRESENTATIONS NOT CONTAINED HEREIN OR THEREIN MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS MAY NOT BE USED TO CONSUMMATE SALES OF OFFERED SECURITIES UNLESS ACCOMPANIED BY A PROSPECTUS SUPPLEMENT APPLICABLE TO THE OFFERED SECURITIES BEING SOLD. THE DELIVERY OF THIS PROSPECTUS AND A PROSPECTUS SUPPLEMENT RELATING TO PARTICULAR OFFERED SECURITIES SHALL NOT CONSTITUTE AN OFFER OF ANY OF THE OTHER OFFERED SECURITIES COVERED BY THIS PROSPECTUS. THE DELIVERY OF THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE OFFERED SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION OF AN OFFER TO BUY THE OFFERED SECURITIES IS UNLAWFUL.

                                  THE COMPANY

  The Company is a holding company whose subsidiaries specialize in life insurance and related financial services. Through ReliaStar Life Insurance Company ("ReliaStar Life"), Minneapolis, Minnesota, and other subsidiaries, the Company issues and distributes individual life insurance and annuities, group life and health insurance, life and health reinsurance, mutual funds, residential mortgages, and personal finance education. The Company operates in four business segments: Individual Insurance, Employee Benefits, Life and Health Reinsurance, and Pension.

  Other principal subsidiaries are Northern Life Insurance Company, ReliaStar United Services Life Insurance Company, ReliaStar Bankers Security Life Insurance Society, Northstar Investment Management Corporation, Successful Money Management Seminars, Inc., and PrimeVest Financial Services, Inc.

  On February 23, 1997, the Company entered into a definitive agreement to merge Security-Connecticut Corporation, an insurance holding company, with and into the Company. The merger is valued at approximately

$488 million and is expected to close during late June or early July 1997. For more information on the merger, see the Company's Current Report on Form 8-K dated February 23, 1997.

  The Company, which was incorporated in Delaware in 1988, became the parent of ReliaStar Life and its subsidiaries pursuant to a Plan of Conversion and Reorganization which became effective on January 3, 1989. Under this plan, ReliaStar Life, which was organized in 1885 (as "Northwestern National Life Insurance Company"), was converted from a combined stock and mutual life insurance company to a stock life insurance company.

  The Company's principal executive offices are located at 20 Washington Avenue South, Minneapolis, Minnesota 55401, telephone (612) 372-5432. References herein to the Company relate to ReliaStar Financial Corp. and its subsidiaries.

                             THE FINANCING TRUSTS

  Each Financing Trust is a statutory business trust formed under Delaware law pursuant to (i) a separate declaration of trust executed by the Company, as sponsor for the trust (the "Sponsor"), and Trustees (as defined herein) of the Financing Trust and (ii) the filing of a certificate of trust with the Delaware Secretary of State on May 8, 1997. Each declaration will be amended and restated in its entirety (as so amended and restated, the "Declaration") substantially in the form filed as an exhibit to the Registration Statement. The Financing Trusts exist for the exclusive purposes of (i) issuing the Preferred Securities and common securities representing undivided beneficial interests in the assets of the Financing Trusts (the "Common Securities," and together with the Preferred Securities, the "Trust Securities"), (ii) lending the net proceeds from the sale of the Preferred Securities together with the capital contributions made in respect of the Common Securities to the Company in exchange for Junior Subordinated Debt Securities and (iii) engaging in only those other activities necessary or incidental thereto. The distribution rate and the disbursement payment dates and other payment dates for the Preferred Securities will correspond to the interest rate and interest payment dates and other payment dates on the Junior Subordinated Debt Securities, which will be the sole assets of each Financing Trust.

  All of the Common Securities will be directly or indirectly owned by the Company. The Common Securities will rank on par, and payments will be made thereon pro rata, with the Preferred Securities, except that, upon an event of default under the Declaration, the rights of the holders of the Common Securities to payment in respect of distributions and amounts upon liquidation, redemption and otherwise will be subordinated to the rights of the holders of the Preferred Securities. The Company will directly or indirectly acquire Common Securities in an aggregate liquidation amount equal to 3% of the total capital of each Financing Trust. Each Financing Trust has a term of approximately 55 years, but may terminate earlier, as provided in the Declaration.

  Each Financing Trust's business and affairs will be conducted by the trustees (the "ReliaStar Trustees") appointed by the Company, as the direct or indirect holder of all the Common Securities. The duties and obligations of the ReliaStar Trustees shall be governed by the Declaration. The holder of the Common Securities will be entitled to appoint, remove or replace any of, or increase or reduce the number of, the ReliaStar Trustees. The Financing Trusts will have two ReliaStar Trustees who are employees or officers of or who are affiliated with the Company (the "Regular Trustees"). One ReliaStar Trustee will be a financial institution that is not affiliated with the Company and has a specified minimum amount of aggregate capital, surplus, and undivided profits of not less than $50,000,000, which shall act as property trustee (the "Property Trustee") and as indenture trustee for the purposes of the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"), pursuant to the terms set forth in a Prospectus Supplement. In addition, unless the Property Trustee maintains a principal place of business in the State of Delaware and otherwise meets the requirements of applicable law, one Trustee of each Trust will have a principal place of business or reside in the State of Delaware (the "Delaware Trustee"). The Company will pay all fees and expenses related to each Financing Trust and the offering of the Trust Securities, the payment of which will be guaranteed by the Company. The office of the Property Trustee for each of the Financing Trusts is Wilmington Trust Company, Rodney Square North, 1100 North Market Street, Wilmington, Delaware 19890-0001, Attention:
Corporate Trust Administration, telephone (302) 651-8504.

  Under the Preferred Securities Guarantee, the Company will guarantee the payment of distributions and amounts on liquidation and redemption of Preferred Securities to the extent described herein. See "The Preferred Securities Guarantee." The Preferred Securities Guarantee, when taken together with the Company's obligations under the Junior Subordinated Debt Securities, the Junior Subordinated Indenture and the Declaration, including its obligations to pay costs, expenses and certain liabilities of the Financing Trusts (other than with respect to the Trust Securities), provides a full and unconditional guarantee of amounts due on the Preferred Securities. See "Particular Terms of Junior Subordinated Debt Securities Issued in Connection with Preferred Securities" and the information set forth in a Prospectus Supplement with respect to any offering of Preferred Securities.

  The principal place of business of each Financing Trust is c/o ReliaStar Financial Corp., 20 Washington Avenue South, Minneapolis, Minnesota 55401, telephone (612) 372-5432.

                                USE OF PROCEEDS

  The Company intends to add the net proceeds from the sale of Offered Securities, including the proceeds from the exchange of Junior Subordinated Debt Securities for the net proceeds from the Trust Securities issued by the Financing Trusts, to its general funds to be used for general corporate purposes, including the repurchase of its Common Stock, investments in or advances to existing or future subsidiaries, repayment of maturing obligations and purchase or redemption of outstanding indebtedness. Each Financing Trust will use all proceeds received by the trust from the sale of its Trust Securities to purchase Junior Subordinated Debt Securities of the Company. A more detailed description of the use of proceeds received from the sale of specific Offered Securities shall be set forth in the Prospectus Supplement relating thereto.

                      RATIOS OF EARNINGS TO FIXED CHARGES
                       AND TO COMBINED FIXED CHARGES AND
                           PREFERRED STOCK DIVIDENDS

  The following are the Company's consolidated ratios of earnings to fixed charges and to combined fixed charges and preferred stock dividends for the periods indicated.

                                         THREE MONTHS
                                            ENDED      YEARS ENDED DECEMBER 31
                                          MARCH 31,   -------------------------
                                             1997     1996 1995 1994  1993 1992
                                         ------------ ---- ---- ----- ---- ----
Ratio of Earnings to Fixed Charges......     8.20     8.34 9.44 11.46 6.76 4.20
Ratio of Earnings to Combined Fixed
 Charges and Preferred Stock Dividends..     8.20     7.43 7.17  7.12 4.73 3.16

  For purposes of calculating the ratios of earnings to fixed charges, earnings (consisting of income from continuing operations before income taxes, extraordinary charges and accounting changes plus fixed charges, amortization of previously capitalized interest and adjustments for less than 50%-owned persons) have been divided by fixed charges. For purposes of calculating the ratios of earnings to combined fixed charges and preferred stock dividends, earnings have been divided by fixed charges and pre-tax earnings required to cover preferred stock dividends. Fixed charges consist of interest on short-term borrowings and long-term debt, dividends on trust-originated preferred securities, amortization of debt expense and discount, capitalized interest and the interest factor of rental expense (generally deemed to be one-third of net rental expense). Pre-tax earnings required to cover preferred stock dividends have been calculated by dividing preferred stock dividends by one minus the Company's effective income tax rate.

                        DESCRIPTION OF DEBT SECURITIES

  The following description of the terms of the Debt Securities sets forth certain general terms and provisions of the Debt Securities to which any Prospectus Supplement may relate. The particular terms and provisions of the Debt Securities offered by any Prospectus Supplement and the extent, if any, to which these general terms and provisions may apply to the Debt Securities so offered will be described in a Prospectus Supplement relating to the Debt Securities. See also "Particular Terms of Junior Subordinated Debt Securities Issued in Connection with Preferred Securities."

  The Senior Debt Securities are to be issued under an indenture (the "Senior Indenture") between the Company and the trustee named in the applicable Prospectus Supplement as trustee (the "Senior Trustee"). The Senior Subordinated Debt Securities are to be issued under an indenture (the "Senior Subordinated Indenture") between the Company and the trustee named in the applicable Prospectus Supplement as trustee (the "Senior Subordinated Trustee"). The Junior Subordinated Debt Securities are to be issued under an indenture (the "Junior Subordinated Indenture," and together with the Senior Subordinated Indenture, the "Subordinated Indentures") between the Company and the trustee named in the applicable Prospectus Supplement as trustee (the "Junior Subordinated Trustee," and together with the Senior Trustee and the Senior Subordinated Trustee, the "Trustees"). The forms of Senior Indenture and Subordinated Indentures (collectively, the "Indentures") are exhibits to the Registration Statement. The following summaries of certain provisions of the Indentures do not purport to be complete and are qualified in their entirety by reference to the respective provisions of the Indentures. Numerical references in parentheses below are to sections of the Indentures. Wherever particular sections or defined terms of the Indentures are referred to, it is intended that those sections or defined terms shall be incorporated herein by reference. Unless otherwise indicated, capitalized terms are defined in the Indentures.

GENERAL

  The amount of Debt Securities offered by this Prospectus will be limited to the amount set forth on the cover of this Prospectus. Each Indenture provides that Debt Securities in an unlimited aggregate principal amount may be issued thereunder from time to time in one or more series (Section 301).

  Senior Debt Securities will be unsecured and will rank on par with all other unsecured Debt of the Company other than Debt that by its terms is subordinated to the Senior Debt Securities. Senior Subordinated Debt Securities will be unsecured, except as described in a Prospectus Supplement relating thereto, will rank on par with all other Senior Subordinated Debt Securities of the Company, and will be subordinated to all existing and future Debt of the Company, other than Debt evidenced by the Junior Subordinated Debt Securities and Trust Related Securities. Junior Subordinated Debt Securities will be unsecured, except as described in a Prospectus Supplement relating thereto, will rank on par with any existing or future Trust Related Securities, and will be subordinated to all existing and future Debt of the Company. See "Subordination" below.

  Reference is hereby made to the Prospectus Supplement relating to the particular series of Debt Securities for the terms of the Debt Securities, including, where applicable, (i) the designation and any limit on the aggregate principal amount of the Debt Securities; (ii) the price (which may be expressed as a percentage of the aggregate principal amount thereof) at which the Debt Securities will be issued; (iii) the date or dates on which the Debt Securities will mature or the method by which such dates can be determined; (iv) the currency or currencies in which the Debt Securities are being sold and are denominated and the circumstances, if any, under which any such Debt Securities may be payable in a currency other than the currency in which the Debt Securities are denominated, and, if so, the exchange rate, the exchange rate agent and, if the Holder of any such Debt Securities may elect the currency in which payments thereon are to be made, the manner of that election; (v) the denominations in which any Debt Securities which are Registered Securities will be issuable, if other than denominations of $1,000 and any integral multiple thereof with respect to Debt Securities, and the denomination or denominations in which any Debt Securities that are Bearer Securities will be issuable, if other than the denomination of $5,000; (vi) the rate or rates (which may be fixed or variable) at which the Debt Securities will bear interest, which may be zero in the case of certain Debt Securities issued at an issue price representing a discount from the principal amount payable at maturity; (vii) the date from which interest on the Debt Securities will accrue, the dates on which that interest will be payable or the method by which such dates can be determined, the date on which payment of that interest will commence and the circumstances, if any, in which the Company may defer interest payments; (viii) the date or dates on which, and the price or prices at which, the Debt Securities will, pursuant to any mandatory sinking fund provision, or may, pursuant to any optional redemption or required repayment provisions, be redeemed or repaid and the other terms and provisions of any such optional redemption or required repayment; (ix) in the case of Subordinated Debt Securities, any terms by which those securities may be convertible into Preferred Stock, Depositary Shares or Common Stock (see "Description of Capital Stock") and, in the case of Subordinated Debt Securities convertible into Preferred Stock or Depositary Shares, the terms of the Preferred Stock or Depositary Shares; (x) whether the Debt Securities are to be issuable as Bearer Securities and/or Registered Securities and, if issuable as Bearer Securities, the terms upon which any Bearer Securities may be exchanged for Registered Securities; (xi) whether the Debt Securities are to be issued in the form of one or more temporary or permanent Global Securities and, if so, the identity of the depositary for that Global Security or Securities; (xii) if a temporary Global Security is to be issued with respect to the Debt Securities, the extent to which, and the manner in which, any interest thereon payable on an interest payment date prior to the issuance of a permanent Global Security or definitive Bearer Securities will be credited to the accounts of the persons entitled thereto on that interest payment date; (xiii) if a temporary Global Security is to be issued with respect to the Debt Securities, the terms upon which interests in such temporary Global Security may be exchanged for interests in a permanent Global Security or for definitive Debt Securities and the terms upon which interests in a permanent Global Security, if any, may be exchanged for definitive Debt Securities; (xiv) any additional restrictive covenants included for the benefit of Holders of such Debt Securities; (xv) any additional Events of Default provided with respect to such Debt Securities; (xvi) information with respect to book-entry procedures, if any; (xvii) whether the Debt Securities will be repayable at the option of the Holder; (xviii) any other terms of the Debt Securities not inconsistent with the provisions of the applicable Indenture; (xix) the right of the Company to defease such Debt Securities or certain covenants under the applicable Indenture; and (xx) the terms of any securities being offered together with or separately from the Debt Securities. The Prospectus Supplement will also describe any special provisions for the payment of additional amounts with respect to the Debt Securities and certain United States federal income tax consequences and other special considerations applicable to the Debt Securities. If a Debt Security is denominated in a foreign currency, the Debt Security may not trade on a United States national securities exchange unless and until the Commission has approved appropriate rule changes to accommodate such trading.

  Because the Company is primarily a holding company, its rights and the rights of its creditors, including the Holders of Debt Securities, to participate in the assets of any Subsidiary (as defined below) upon its liquidation or recapitalization would be subject to the prior claims of such Subsidiary's creditors (including policyholders of the Company's insurance company Subsidiaries), provided that, in certain instances, the Company may itself be a creditor with recognized claims against such Subsidiary. There is no restriction in the Indentures against Subsidiaries of the Company incurring unsecured indebtedness or issuing unsecured securities. The ability of the Company to pay principal of and interest on Debt Securities will be dependent upon the payment to it of dividends, interest payments on the Surplus Note (referred to below) or other charges by the Subsidiaries. The payment of dividends, interest or other charges by ReliaStar Life, and other insurance company Subsidiaries, is subject to legal restrictions, primarily imposed by applicable insurance laws and regulations. See "Description of Capital Stock-- Dividends."

  The Company holds a surplus note issued by ReliaStar Life in the amount of $100 million (the "Surplus Note"). Interest on the Surplus Note at the annual rate of 6 5/8% is payable semi-annually. The Surplus Note matures in September 2003. The terms of the Surplus Note provide that ReliaStar Life must secure the approval of the Commissioner of the Minnesota Department of Commerce (the "Commissioner") prior to making any payments of principal or interest. The requirement for prior regulatory approval of such payments is a condition for the Surplus Note to be considered "surplus" for statutory accounting purposes. The Company is not aware of any basis for the Commissioner to disapprove any scheduled interest payment under the Surplus Note.

FORM, EXCHANGE, REGISTRATION AND TRANSFER

  Debt Securities of a series may be issuable in definitive form solely as Registered Securities, solely as Bearer Securities or as both Registered Securities and Bearer Securities. Unless otherwise indicated in the Prospectus Supplement, Bearer Securities, other than Bearer Securities in temporary or permanent global form, will have interest coupons attached (Section 201). Each Indenture also provides that Bearer Securities or Registered Securities of a series may be issuable in permanent global form (Section 203). See "Permanent Global Securities" below.

  Registered Securities of any series will be exchangeable for other Registered Securities of such series of any authorized form and denomination and of a like aggregate principal amount, tenor and terms. In addition, if Debt Securities of any series are issuable as both Registered Securities and Bearer Securities, at the option of the Holder upon request confirmed in writing, and subject to the terms of the applicable Indenture, Bearer Securities (with all unmatured coupons, except as provided below, and all matured coupons in default) of that series will be exchangeable into Registered Securities of such series of any authorized form and denomination and of a like aggregate principal amount, tenor and terms. Bearer Securities surrendered in exchange for Registered Securities between the close of business on a Regular Record Date or a Special Record Date and the relevant date for payment of interest shall be surrendered without the coupon relating to that date for payment of interest, and interest will not be payable in respect of the Registered Security issued in exchange for that Bearer Security, but will be payable only to the Holder of the coupon when due in accordance with the terms of the applicable Indenture. Bearer Securities will not be issued in exchange for Registered Securities (Section 305). Each Bearer Security, other than one in temporary global form, and each interest coupon will bear substantially the following legend: "Any United States Person who holds this obligation will be subject to limitations under the United States federal income tax laws including the limitations provided in Sections 165(j) and 1287(a) of the Internal Revenue Code." Additional information regarding restrictions on the issuance, exchange and transfer of and special United States federal income tax considerations relating to Bearer Securities will be set forth in the applicable Prospectus Supplement.

  Debt Securities may be presented for exchange as provided above, and Registered Securities may be presented for registration of transfer (duly endorsed or accompanied by a satisfactory written instrument of transfer) at the office of the Security Registrar or at the office of any transfer agent designated by the Company for that purpose, without service charge and upon payment of any taxes and other governmental charges (Section 305). If the applicable Prospectus Supplement refers to any transfer agent (in addition to the Security Registrar) initially designated by the Company with respect to any series of Debt Securities, the Company may at any time rescind the designation of any such transfer agent or approve a change in the location through which any such transfer agent (or Security Registrar) acts, except that, if Debt Securities of a series are issuable solely as Registered Securities, the Company will be required to maintain a transfer agent in each Place of Payment for that series and, if Debt Securities of a series are issuable as Bearer Securities, the Company will be required to maintain (in addition to the Security Registrar) a transfer agent in a Place of Payment for that series located outside the United States. The Company may at any time designate additional transfer agents with respect to any series of Debt Securities (Section 1002).

TEMPORARY GLOBAL SECURITIES

  If so specified in the applicable Prospectus Supplement, all or any portion of the Debt Securities of a series which are issuable as Bearer Securities initially will be represented by one or more temporary Global Securities, without interest coupons, to be deposited with a common depositary for the benefit of the Euroclear System and Cedel S.A. for credit to designated accounts. On and after the date determined as provided in any such temporary Global Security and described in the applicable Prospectus Supplement, but within a reasonable time, each such temporary Global Security will be exchangeable for definitive Bearer Securities, definitive Registered Securities or all or a portion of a permanent global Bearer Security, or any combination thereof, as specified in the Prospectus Supplement. No definitive Bearer Security or permanent global Bearer Security delivered in exchange for a portion of a temporary Global Security shall be mailed or otherwise delivered to any location in the United States in connection with such exchange.

  Additional information regarding restrictions on and special United States federal income tax consequences relating to temporary Global Securities will be set forth in the applicable Prospectus Supplement.

PERMANENT GLOBAL SECURITIES

  If any Debt Securities of a series are issuable in permanent global form, the applicable Prospectus Supplement will describe the circumstances, if any, under which beneficial owners of interests in any such permanent Global Security may exchange those interests for Debt Securities of such series of any authorized form and denomination and of a like aggregate principal amount, tenor and terms. Principal of and any premium and interest on a permanent Global Security will be payable in the manner described in the Prospectus Supplement relating thereto.

PAYMENTS AND PAYING AGENTS

  Unless otherwise indicated in the applicable Prospectus Supplement, payments of principal of and any premium and interest on Bearer Securities will be payable in the currency designated in the Prospectus Supplement, subject to any applicable laws and regulations, at such paying agencies outside the United States as the Company may designate from time to time. Unless otherwise provided in the Prospectus Supplement, these payments may be made, at the option of the Holder, by a check in the designated currency or by transfer to an account in the designated currency maintained by the payee with a bank located outside the United States. Unless otherwise indicated in the applicable Prospectus Supplement, payment of interest on Bearer Securities on any Interest Payment Date will be made only against surrender of the coupon relating to that Interest Payment Date to a paying agent outside the United States (Section 1001). No payment with respect to any Bearer Security will be made at any office or paying agency maintained by the Company in the United States nor will any such payment be made by transfer to an account, or by mail to an address, in the United States. Notwithstanding the foregoing, payments of principal of and any premium and interest on Bearer Securities denominated and payable in U.S. dollars will be made in U.S. dollars at an office or agency of, and designated by, the Company located in the United States, if payment of the full amount thereof in U.S. dollars at all paying agencies outside the United States is illegal or effectively precluded by exchange controls or other similar restrictions, and the applicable Trustee receives an opinion of counsel that such payment within the United States is legal (Section 1002).

  Unless otherwise indicated in the applicable Prospectus Supplement, payment of principal of and any premium and interest on a Registered Security will be payable in the currency designated in the Prospectus Supplement, and interest will be payable at the office of such paying agent or paying agents as the Company may designate from time to time, except that at the option of the Company payment of any interest may be made by a check in such currency mailed to the Holder at the Holder's registered address or by wire transfer to an account in such currency designated by the Holder in writing not less than ten days prior to the date of the payment. Unless otherwise indicated in the applicable Prospectus Supplement, payment of any installment of interest on a Registered Security will be made to the Person in whose name such Registered Security is registered at the close of business on a Regular Record Date or a Special Record Date for the payment (Section 307). Unless otherwise indicated in the applicable Prospectus Supplement, principal payable at maturity will be paid to the Holder upon surrender of the Registered Security at the office of a duly designated paying agent.

  The paying agents outside the United States initially designated by the Company for a series of Debt Securities will be named in the applicable Prospectus Supplement. The Company may terminate the designation of any of the paying agents from time to time, except that, so long as any Bearer Securities are outstanding, the Company will maintain at least one paying agent outside the United States where Bearer Securities may be presented for payment and may be surrendered for exchange, provided that, so long as any Debt Securities of a series are listed on The Stock Exchange of the United Kingdom and the Republic of Ireland or the Luxembourg Stock Exchange or any other stock exchange located outside the United States and such stock exchange shall so require, the Company will maintain a paying agent in London or Luxembourg or any other required city located outside the United States, as the case may be, for Debt Securities of such series (Section 1002).

  All moneys paid by the Company to a paying agent for the payment of principal of or any premium or interest on any Debt Security that remain unclaimed at the end of two years after that principal, premium or interest shall have become due and payable will, at the request of the Company, be repaid to the Company, and the Holder of that Debt Security or any coupon appertaining thereto will thereafter look only to the Company for payment thereof (Section 1003).

COVENANTS CONTAINED IN INDENTURES

  The Company has covenanted in the Senior Indenture that it will not, and will not permit any Restricted Subsidiary (as defined herein) to, create, incur, issue, assume or guarantee any indebtedness for borrowed money ("indebtedness") that is secured by a mortgage, pledge, lien or security interest (a "Lien") of or upon any shares of capital stock or indebtedness of any Restricted Subsidiary or any indebtedness of any Restricted Subsidiary owned by the Company or any Subsidiary, whether existing or issued on September 30, 1994 or thereafter created or issued, without effectively providing that any Debt Securities issued under the Senior Indenture (together with, if the Company shall so determine, any other indebtedness created, incurred, issued, assumed or guaranteed by the Company or any Restricted Subsidiary then existing or thereafter created) shall be secured equally and ratably with (or, at the option of the Company, prior to) such indebtedness, so long as such indebtedness shall be so secured. The foregoing restrictions, however, shall not apply to: (i) Liens of or upon any indebtedness or shares of capital stock acquired by the Company or any Restricted Subsidiary after September 30, 1994 to secure the payment of all or part of the purchase price of such shares of capital stock or indebtedness upon the acquisition thereof by the Company or any Restricted Subsidiary; (ii) Liens of or upon any indebtedness or shares of capital stock existing at the time of acquisition thereof by the Company or any Restricted Subsidiary; (iii) Liens of or upon indebtedness or shares of capital stock of any Person existing at the time that Person became a Restricted Subsidiary; (iv) Liens to secure indebtedness of any Restricted Subsidiary to the Company or any Restricted Subsidiary; and
(v) under certain circumstances, extensions, renewals or replacements of any Liens existing on September 30, 1994 or any Lien referred to in the foregoing clauses (i) through (iv), inclusive (Section 1007 of the Senior Indenture).

  The term "Restricted Subsidiary" means: (i) so long as they are Subsidiaries of the Company, ReliaStar Life and Northern Life Insurance Company; (ii) any other company, so long as it is a Subsidiary of the Company, and has Consolidated Total Assets equal to or greater than 20% of the Consolidated Total Assets of the Company (as of the date hereof, ReliaStar United Services Life Insurance Company is the only such subsidiary); and (iii) any successor, by merger or otherwise, to all or a principal part (as determined in good faith by the Company's Board of Directors or an appropriate committee thereof) of the business or properties of any Subsidiary referred to or described in the foregoing clauses (i) or (ii).

  The term "Consolidated Total Assets" means, in respect of the Company as of any date of determination, the amount of total assets shown on the consolidated balance sheet of the Company and its consolidated subsidiaries contained in the most recent annual report to shareholders and, in respect of any Subsidiary as of any date of determination, the amount of total assets of the Subsidiary and its consolidated subsidiaries from which such consolidated balance sheet of the Company and its consolidated subsidiaries was derived.

  The term "Subsidiary" means any company more than 50% of the outstanding voting stock of which is at the time owned, directly or indirectly, by the Company and/or one or more of its other Subsidiaries (Section 101).

  The Company also has covenanted in the Senior Indenture that, so long as any Debt Securities of any series shall be Outstanding, the Company will not, nor will it permit any Restricted Subsidiary to, issue, sell, transfer or otherwise dispose of (except to the Company or to another Restricted Subsidiary) any shares of capital stock of any Restricted Subsidiary, unless
(i) such shares so issued, sold, transferred or otherwise disposed of constitute directors' qualifying shares; (ii) the entire outstanding capital stock of that Restricted Subsidiary then owned by the Company and its Restricted Subsidiaries is disposed of at the same time for a consideration, whether in cash or property, which, in the opinion of the Company's Board of Directors or an appropriate committee thereof, is at least equal to the fair value of such capital stock; or (iii) after giving effect to such issuance, sale, transfer or other disposition, the Company and its Restricted Subsidiaries would own, directly or indirectly, at least 80% of the issued and outstanding capital stock of that Restricted Subsidiary (Section 1008 of the Senior Indenture).

  The Company is not restricted by the Indentures from incurring, assuming or becoming liable for any type of debt or other obligations, or, except as specified above, from creating liens on its property for any purpose or from paying dividends or making distributions on its capital stock or purchasing or redeeming its capital stock, or, except as described under "Consolidation, Merger and Sale of Assets" below, from engaging in corporate transactions or reorganizations that could result in the Company's involvement in a highly leveraged transaction. The Indentures do not require the maintenance of any financial ratios or specified levels of net worth or liquidity. In addition, the Indentures do not contain any provision that would require the Company to repurchase or redeem or otherwise modify the terms of any of its Debt Securities upon a change in control or other events involving the Company that may adversely affect the creditworthiness of the Debt Securities.

  The applicable Prospectus Supplement may describe other covenants. See also "Particular Terms of Junior Subordinated Debt Securities Issued in Connection with Preferred Securities."

CONSOLIDATION, MERGER AND SALE OF ASSETS

  The Company may not consolidate with or merge with or into, or convey, transfer or lease its assets substantially as an entirety to, any Person unless the successor Person is a corporation organized and validly existing under the laws of a domestic jurisdiction and expressly assumes the Company's obligations on the Debt Securities and under the applicable Indenture; after giving effect to the transaction no Event of Default, and no event which, after notice or lapse of time, or both, would become an Event of Default, shall have occurred and be continuing; and, in the case of the Senior Indenture, if, upon or as a result of any such consolidation, merger, conveyance, transfer or lease, any shares of capital stock or indebtedness of any Restricted Subsidiary would thereupon become subject to any mortgage, security interest, pledge or lien securing any indebtedness for borrowed money of, or guaranteed by, such Person (other than any mortgage, security interest, pledge or lien permitted by the Senior Indenture), the successor Person, prior to such consolidation, merger, conveyance, transfer or lease, shall expressly assume the Company's obligations on the Debt Securities and under the Senior Indenture (together with, if the Company shall so determine, any other indebtedness of, or guaranteed by, the Company or any Restricted Subsidiary ranking equally with the Debt Securities and then existing or thereafter created) equally and ratably with (or, at the option of the Company, prior to) the indebtedness secured by such mortgage, security interest, pledge or lien (Section 801).

MODIFICATION AND WAIVER

  Unless otherwise stated in the applicable Prospectus Supplement, except as to certain modifications and amendments not adverse to Holders of Debt Securities, modifications and amendments of and waivers of compliance with certain restrictive provisions under each Indenture may be made only with the consent of the Holders of not less than a majority in principal amount of the Outstanding Debt Securities of each series thereunder affected by that modification, amendment or waiver; provided that no such modification or amendment may, without the consent of the Holder of each Outstanding Debt Security or coupon affected thereby, (i) change the Stated Maturity of the principal or any installment of principal or any installment of interest, if any; (ii) reduce the amount of principal or interest thereon, or any premium payable upon redemption or repayment thereof, or in the case of an Original Issue Discount Security the amount of principal payable upon acceleration of the Maturity thereof; (iii) change the Place of Payment or the currency in which principal or any interest is payable; (iv) impair the right to institute suit for the enforcement of any payment of the principal and any premium and interest, or adversely affect the right of any repayment at the option of the Holder; (v) reduce the percentage in principal amount of Outstanding Debt Securities of any series the consent of whose Holders is required for modification or amendment of the applicable Indenture or for waiver of compliance with certain provisions of the applicable Indenture or for waiver of certain defaults; (vi) reduce the requirements contained in the applicable Indenture for quorum or voting; (vii) in the case of Subordinated Debt Securities convertible into Common Stock, impair any right to convert those Subordinated Debt Securities; or (viii) modify any of the above provisions (Section 902).

  Each Indenture contains provisions for convening meetings of the Holders of Debt Securities of a series issued thereunder if Debt Securities of such series are issuable in whole or in part as Bearer Securities (Section 1401). A meeting may be called at any time by the Trustee for the Debt Securities, or upon the request of the Company or the Holders of at least 10% in principal amount of the Outstanding Debt Securities of such series, in any such case upon notice given in accordance with the applicable Indenture (Section 1402). Except as limited by the proviso in the preceding paragraph, any resolution presented at a meeting or adjourned meeting at which a quorum is present may be adopted by the affirmative vote of the Holders of a majority in principal amount of the Outstanding Debt Securities of a series; provided, that, except as limited by the proviso in the preceding paragraph, any resolution with respect to any demand, consent, waiver or other action which may be made, given or taken by the Holders of not less than a majority in principal amount of the Outstanding Debt Securities of a series issued under an Indenture may be adopted at a meeting or an adjourned meeting at which a quorum is present only by the affirmative vote of the Holders of a majority in principal amount of the Outstanding Debt Securities of such series; and provided further, that, except as limited by the proviso in the preceding paragraph, any resolution with respect to any demand, consent, waiver or other action which may be made, given or taken by the Holders of a specified percentage that is less than a majority in principal amount of the Outstanding Debt Securities of a series issued under an Indenture may be adopted at a meeting or adjourned meeting at which a quorum is present by the affirmative vote of the Holders of such specified percentage in principal amount of the Outstanding Debt Securities of such series (Section 1404).

  Any resolution passed or decision taken at any meeting of Holders of Debt Securities of a series duly held in accordance with the applicable Indenture will be binding on all Holders of Debt Securities of that series and the related coupons issued under such Indenture. The quorum at any meeting of Holders of a series of Debt Securities called to adopt a resolution, and at any adjourned meeting, will be persons holding or representing a majority in principal amount of the Outstanding Debt Securities of such series (Section
1404).

  The Holders of a majority in aggregate principal amount of the Outstanding Debt Securities of a series may on behalf of the Holders of all Debt Securities of that series waive (insofar as that series is concerned) compliance by the Company with certain restrictive covenants of the Indenture under certain circumstances. Unless otherwise stated in the applicable Prospectus Supplement, the Holders of not less than a majority in principal amount of the Outstanding Debt Securities of any series may on behalf of the Holders of all Debt Securities of that series waive any past default under the Indenture with respect to that series, except a default in the payment of the principal of or premium, if any, or any interest on any Debt Security of that series or in respect of a provision which under the Indenture cannot be modified or amended without the consent of the Holder of each Outstanding Debt Security of the series affected (Sections 513 and 1005).

EVENTS OF DEFAULT

  Unless otherwise stated in the applicable Prospectus Supplement, any series of Senior Debt Securities issued under the Senior Indenture will provide that the following shall constitute Events of Default with respect to such series:
(i) default in payment of principal of or premium, if any, on any Senior Debt Security of such series when due; (ii) default for 30 days in payment of interest, if any, on any Senior Debt Security of such series or related coupon, if any, when due; (iii) default in the deposit of any sinking fund payment on any Senior Debt Security of such series when due; (iv) default in the performance of any covenants in such Indenture continued for 90 days after written notice thereof by the Trustee thereunder or the Holders of at least 25% in principal amount of the Outstanding Senior Debt Securities of such series issued under such Indenture; (v) certain events of bankruptcy, insolvency or reorganization of the Company; and (vi) default by the Company or any Restricted Subsidiary in the payment of any amount due under other indebtedness of the Company or any Restricted Subsidiary for money borrowed having unpaid principal in excess of $20,000,000 or under any indenture or other instrument under which any such indebtedness has been issued or by which it is governed, whether now existing or hereafter created, which default shall have resulted in the acceleration of the maturity thereof without such acceleration having been rescinded after due notice to the Company of such default by the Trustee or by such notice to the Company and the Trustee by the Holders of at least 25% in principal amount of the Outstanding Debt Securities of such series; provided, however, that for purposes of this clause (vi) no Event of Default shall be deemed to have occurred with respect to Senior Debt Securities of any series if (a) such default in the payment of any amount due or under any such indenture or other instrument relates solely to indebtedness that has been issued, assumed or guaranteed on terms which provide that the creditor with respect thereto shall have no recourse of any nature whatsoever to the whole of the property and assets or any portion thereof (other than the property specifically pledged to secure such indebtedness) of the Company and any Restricted Subsidiary in the event of any such default, (b) in the opinion of the Board of Directors (or an appropriate committee thereof) of the Company or such Restricted Subsidiary, as the case may be, which shall have issued, assumed or guaranteed such indebtedness, such default, the acceleration of the maturity of such indebtedness and the enforcement by such creditor of all of its other rights and remedies as a result of such default and acceleration of indebtedness shall not adversely affect the financial condition of the Company or such Restricted Subsidiary, as the case may be, and (c) in the opinion of the Company's Board of Directors (or an appropriate committee thereof) such default and the acceleration of such indebtedness do not adversely affect the interest of the Holders of any series of Senior Debt Securities (Section 501 of the Senior Indenture).

  Unless otherwise stated in the applicable Prospectus Supplement, any series of Subordinated Debt Securities issued under the Subordinated Indentures will provide that the only Events of Default will be (i) default in payment of principal of or premium, if any, on any Subordinated Debt Security of such series when due; (ii) default for 30 days in payment of interest, if any, on any Subordinated Debt Security of such series or related coupon, if any, when due; (iii) failure to convert any Subordinated Debt Security into Common Stock upon the election of a Holder to convert such Subordinated Debt Security if the terms of such Subordinated Debt Security provide for conversion; and (iv) certain events of bankruptcy of the Company (Section 501 of the Subordinated Indentures). Unless specifically stated in the applicable Prospectus Supplement for a particular series of Subordinated Debt Securities, there is no right of acceleration of the payment of principal of the Subordinated Debt Securities upon a default in the payment of principal, premium, if any, or interest, if any, or in the performance of any covenant or agreement in the Subordinated Debt Securities or Subordinated Indentures. In the event of a default in the payment of principal, premium, if any, or interest, if any, or the performance of any covenant or agreement in the Subordinated Debt Securities or Subordinated Indentures, the Trustee, subject to certain limitations and conditions, may institute judicial proceedings to enforce payment of such principal, premium or interest or to obtain the performance of such covenant or agreement or any other proper remedy (Section 503 of the Subordinated Indentures).

  The Company is required to file annually with each Trustee an Officers' Certificate concerning the absence of certain defaults under the terms of the Indentures (Section 1004). Each Indenture provides that if an Event of Default specified therein shall occur and be continuing, either the Trustee thereunder or the Holders of not less than 25% in principal amount of the Outstanding Debt Securities of such series issued under such Indenture may declare the principal of all such Debt Securities (or in the case of Original Issue Discount Securities, such portion of the principal amount thereof as may be specified in the terms thereof) to be due and payable (Section 502). In certain cases, the Holders of a majority in principal amount of the Outstanding Debt Securities of a series may, on behalf of the Holders of all Senior Debt Securities of such series and any related coupons, waive any past default or Event of Default, except a default (i) in payment of the principal of or premium, if any, or interest, if any, on any of the Debt Securities of such series and (ii) in respect of a covenant or provision of the Indenture which cannot be modified or amended without the consent of the Holder of each Outstanding Debt Security of such series or coupon affected (Section 513).

  Each Indenture contains a provision entitling the Trustee thereunder, subject to the duty of the Trustee during default to act with the required standard of care, to be indemnified by the Holders of the Debt Securities of a series thereunder or any related coupons before proceeding to exercise any right or power under the Indenture with respect to such series at the request of such Holders. (Section 603) Each Indenture provides that no Holder of any Debt Securities of a series thereunder or any related coupons may institute any proceeding, judicial or otherwise, to enforce the Indenture except in the case of failure of the Trustee thereunder, for 60 days, to act after it is given notice of default, a request to enforce such Indenture by the Holders of not less than 25% in aggregate principal amount of the Outstanding Debt Securities of such series and an offer of reasonable indemnity (Section 507). This provision will not prevent any Holder of Debt Securities or any related coupons from enforcing payment of the principal thereof and premium, if any, and interest, if any, thereon at the respective due dates thereof (Section
508). The Holders of a majority in aggregate principal amount of the Outstanding Debt Securities of any series issued under an Indenture may direct the time, method and place of conducting any proceedings for any remedy available to the Trustee for such Debt Securities or exercising any trust or power conferred on it with respect to the Debt Securities of such series. However, such Trustee may refuse to follow any direction that conflicts with law or the Indenture under which it serves or which would be unjustly prejudicial to Holders not joining therein (Section 512).

  Each Indenture provides that the Trustee thereunder will give to the Holders of Debt Securities notice of a default if not cured or waived, but, except in the case of a default in the payment of principal of or premium, if any, or interest, if any, on any Debt Securities of such series or any related coupons or in the payment of any sinking fund installment with respect to Debt Securities of such series, the Trustee for such Debt Securities shall be protected in withholding such notice if it determines in good faith that the withholding of such notice is in the interest of the Holders of such Debt Securities (Section 602).

DEFEASANCE AND DISCHARGE

  Except for Junior Subordinated Debt Securities issued in connection with Preferred Securities, the Company may be discharged from any and all obligations in respect of the Debt Securities of a series (except for certain obligations relating to temporary Debt Securities and exchange of Debt Securities, registration of transfer or exchange of Debt Securities of such series, replacement of stolen, lost or mutilated Debt Securities of such series, maintenance of paying agencies, holding monies for payment in trust and payment of additional amounts, if any, required in consequence of United States withholding taxes imposed on payments to non-U.S. persons) upon the deposit with the Trustee, in trust, of money and/or, to the extent such Debt Securities are denominated and payable in U.S. dollars only, Eligible Instruments that, through the payment of principal and interest in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay the principal of and premium, if any, each installment of interest, if any, on, and any mandatory sinking fund, repayment or analogous payments on, the Debt Securities of such series on the scheduled due dates therefor or upon redemption (if the Debt Securities of such series are subject to redemption and the Company shall have given irrevocable instructions to the Trustee to effect such redemption) in accordance with the terms of the applicable Indenture and the Debt Securities of such series. Such a trust may be established only if, among other things, (i) the Company has delivered to the Trustee an Opinion of Counsel to the effect that (a) the Company has received from, or there has been published by, the Internal Revenue Service a ruling, or (b) since the date of the applicable Indenture there has been a change in applicable federal income tax law, in either case to the effect that, and based thereon such Opinion of Counsel shall confirm that, the Holders of Debt Securities of such series will not recognize income, gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge, and will be subject to federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred; and (ii) the Debt Securities of such series, if then listed on any domestic or foreign securities exchange, will not be delisted as a result of such deposit, defeasance and discharge (Section 403). In the event of any such defeasance and discharge of Debt Securities of such series, Holders of Debt Securities of such series would be able to look only to such trust fund for payment of principal of and any premium and interest on their Debt Securities until Maturity.

  Except for Junior Subordinated Debt Securities issued in connection with Preferred Securities, the Company may terminate certain of its obligations under each Indenture with respect to the Debt Securities of a series thereunder, including its obligations to comply with the covenants described above under "Covenants Contained in Indentures," with respect to Debt Securities of such series, on the terms and subject to the conditions contained in such Indenture, by depositing in trust with the Trustee money and/or, to the extent such Debt Securities are denominated and payable in U.S. dollars only, Eligible Instruments that, through the payment of principal and interest in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay the principal of and premium, if any, each installment of interest, if any, on, and any mandatory sinking fund, repayment or analogous payments on, the Debt Securities of such series on the scheduled due dates therefor. This deposit and termination is conditioned, among other things, upon the Company's delivery of an Opinion of Counsel that the Holders of such Debt Securities will have no federal income tax consequences as a result of the deposit and termination. Termination will not relieve the Company of its obligation to pay when due the principal of or any interest on such Debt Securities if such Debt Securities of such series are not paid from the money or Eligible Instruments held by the Trustee for the payment thereof (Section 1501). The applicable Prospectus Supplement may further describe the provisions, if any, permitting or restricting such defeasance with respect to Debt Securities of a series. In the event the Company exercises its option to omit compliance with the covenants described above under "Covenants Contained in Indentures" with respect to the Debt Securities of a series as described above and the Debt Securities of such series are declared due and payable because of the occurrence of an Event of Default, then the amount of money and Eligible Instruments on deposit with the Trustee will be sufficient to pay amounts due on the Debt Securities of such series at the time of the scheduled due dates therefor but may not be sufficient to pay amounts due on the Debt Securities of such series at the time of the acceleration resulting from such Event of Default. The Company shall in any event remain liable for such payments as provided in the applicable Indenture.

SUBORDINATION

  The Senior Subordinated Debt Securities shall be subordinate to all existing and future Debt of the Company other than Debt evidenced by the Junior Subordinated Debt Securities and the Trust Related Securities. The Junior Subordinated Debt Securities shall rank on par with any Trust Related Securities and shall be subordinate to all existing and future Debt of the Company other than the Trust Related Securities. In the event that the Company shall default in the payment of any principal, premium, if any, or interest, if any, on any Debt to which the Senior Subordinated Debt Securities or the Junior Subordinated Debt Securities are subordinated when the same becomes due and payable, whether at maturity or at a date fixed for prepayment or by declaration of acceleration or otherwise, then, unless and until such default shall have been cured or waived or shall have ceased to exist, no direct or indirect payment (in cash, property, securities, by set-off or otherwise) shall be made or agreed to be made for principal, premium, if any, or interest, if any, on the Senior Subordinated Debt Securities or the Junior Subordinated Debt Securities, as the case may be, or in respect of any redemption, repayment, retirement, purchase or other acquisition of any of the Senior Subordinated Debt Securities or the Junior Subordinated Debt Securities, as the case may be (Section 1601 of the Subordinated Indentures). "Debt" means, with respect to the Company, (i) the principal, premium, if any, and interest in respect of (a) indebtedness of the Company for money borrowed;
(b) indebtedness evidenced by securities, debentures, bonds or other similar instruments issued by the Company; (ii) all capital lease obligations of the Company; (iii) all obligations of the Company issued or assumed as the deferred purchase price of property, all conditional sale obligations of the Company and all obligations of the Company under any title retention agreement (but excluding trade accounts payable arising in the ordinary course of business); (iv) all obligations of the Company for the reimbursement on any letter of credit, banker's acceptance, security purchase facility or similar credit transaction; (v) all obligations of the type referred to in clauses (i) through (iv) of other Persons for the payment of which the Company is responsible or liable as obligor, guarantor or otherwise; and (vi) all obligations of the type referred to in clauses (i) through (v) of other Persons secured by any lien on any property or asset of the Company (whether or not such obligation is assumed by the Company) (Section 101 of the Subordinated Indentures). As of December 31, 1996, the Company had approximately $407.5 million of Debt outstanding to which the Subordinated Debt Securities would be subordinated. The term "Senior Debt" means a Debt to which the Senior Subordinated Debt Securities or the Junior Subordinated Debt Securities, as the case may be, are subordinated.

  In the event of (i) any insolvency, bankruptcy, receivership, liquidation, reorganization, readjustment, composition or other similar proceeding relating to the Company, its creditors or its property, (ii) any proceeding for the liquidation, dissolution or other winding up of the Company, voluntary or involuntary, whether or not involving insolvency or bankruptcy proceedings,
(iii) any assignment by the Company for the benefit of creditors, or (iv) any other marshalling of the assets of the Company, all Senior Debt (including any interest thereon accruing after the commencement of any such proceedings) shall first be paid in full before any payment or distribution, whether in cash, securities or other property, shall be made on account of the principal of or interest on the Junior Subordinated Debt Securities. In such event, any payment or distribution on account of the principal of or interest on the Senior Subordinated Debt Securities or Junior Subordinated Debt Securities, as the case may be, whether in cash, securities or other property (other than securities of the Company or any other company provided for by a plan of reorganization or readjustment the payment of which is subordinate, at least to the extent provided in the subordination provisions with respect to such Subordinated Debt Securities, to the payment of all Senior Debt at the time outstanding, and to any securities issued in respect thereof under any such plan of reorganization or readjustment), which would otherwise (but for the subordination provisions) be payable or deliverable in respect of such Subordinated Debt Securities shall be paid or delivered directly to the holders of Senior Debt in accordance with the priorities then existing among such holders until all Senior Debt (including any interest thereon accruing after the commencement of any such proceedings) shall have been paid in full (Section 1601 of the Subordinated Indentures).

  In the event of any such proceeding, after payment in full of all sums owing with respect to Senior Debt, the Holders of Senior Subordinated Debt Securities or Junior Subordinated Debt Securities, as the case may be, together with the holders of any obligations of the Company ranking on par with Senior Subordinated Debt Securities or Junior Subordinated Debt Securities, as the case may be, shall be entitled to be repaid from the remaining assets of the Company the amounts at the time due and owing on account of unpaid principal, premium, if any, and interest, if any, on such Subordinated Debt Securities and such other obligations before any payment or other distribution, whether in cash, property or otherwise, shall be made on account of any capital stock or obligations of the Company ranking junior to such Subordinated Debt Securities and such other obligations. If any payment or distribution on account of the principal of or interest on the Senior Subordinated Debt Securities or Junior Subordinated Debt Securities, as the case may be, of any character or any security, whether in cash, securities or other property (other than securities of the Company or any other company provided for by a plan of reorganization or readjustment the payment of which is subordinate, at least to the extent provided in the subordination provisions with respect to such Subordinated Debt Securities, to the payment of all Senior Debt at the time outstanding and to any securities issued in respect thereof under any such plan of reorganization or readjustment) shall be received by any Holder of any such Subordinated Debt Securities in contravention of any of the terms of the applicable Subordinated Indenture and before all the Senior Debt shall have been paid in full, such payment or distribution or security shall be received in trust for the benefit of, and shall be paid over or delivered and transferred to, the holders of the Senior Debt at the time outstanding in accordance with the priorities then existing among such holders for application to the payment of all Senior Debt remaining unpaid to the extent necessary to pay all such Senior Debt in full (Section 1601 of the Subordinated Indentures). By reason of such subordination, in the event of the insolvency of the Company, holders of Senior Debt may receive more, ratably, and holders of the Subordinated Debt Securities having a claim pursuant to such securities may receive less, ratably, than the other creditors of the Company. Such subordination will not prevent the occurrence of any Event of Default in respect of the Subordinated Debt Securities.

  The Subordinated Indentures may be modified or amended as provided under "Modification and Waiver" above, provided that no such modification or amendment may, without the consent of the holders of all Senior Debt outstanding, modify any of the provisions of the Subordinated Indentures relating to the subordination of the Subordinated Debt Securities and any related coupons in a manner adverse to such holders (Section 902 of the Subordinated Indentures).

CONVERSION OF SUBORDINATED CONVERTIBLE SECURITIES

  The Holders of Subordinated Debt Securities of a specified series that are convertible into Preferred Stock, Depositary Shares or Common Stock of the Company ("Subordinated Convertible Securities") will be entitled at certain times specified in the applicable Prospectus Supplement, subject to prior redemption, repayment or repurchase, to convert any Subordinated Convertible Securities of such series (in denominations set forth in the Prospectus Supplement) into Preferred Stock, Depositary Shares or Common Stock, as the case may be, at the conversion price set forth in the applicable Prospectus Supplement, subject to adjustment as described below and in the Prospectus Supplement. Except as described below, no adjustment will be made on conversion of any Subordinated Convertible Securities for interest accrued thereon or for dividends on any Preferred Stock, Depositary Shares or Common Stock issued on such conversion (Section 1703 of the Subordinated Indentures). If any Subordinated Convertible Securities not called for redemption or submitted for repayment are converted between a Regular Record Date for the payment of interest and the next succeeding Interest Payment Date, such Subordinated Convertible Securities must be accompanied by funds equal to the interest payable on such succeeding Interest Payment Date on the principal amount so converted (Section 1703 of the Subordinated Indentures). The Company is not required to issue fractional shares of Common Stock upon conversion of Subordinated Convertible Securities that are convertible into Common Stock and, in lieu thereof, will pay a cash adjustment based upon the Closing Price (as defined in the Subordinated Indentures) of the Common Stock on the last business day prior to the date of conversion (Section 1704 of the Subordinated Indentures). In the case of Subordinated Convertible Securities called for redemption or submitted for repayment, conversion rights will expire at the close of business on the redemption date or repayment date, as the case may be (Section 1702 of the Subordinated Indentures).

  Unless otherwise indicated in the applicable Prospectus Supplement, the conversion price for Subordinated Convertible Securities that are convertible into Common Stock is subject to adjustment under formulas set forth in the Subordinated Indentures in certain events, including (i) the issuance of capital stock as a dividend or distribution on the Common Stock; (ii) subdivisions and combinations of the Common Stock; (iii) the issuance to all holders of Common Stock of certain rights or warrants entitling them to subscribe for or purchase Common Stock within 45 days after the date fixed for the determination of the shareholders entitled to receive such rights or warrants, at less than the current market price (as defined in the Subordinated Indentures); and (iv) the distribution to all holders of Common Stock of evidences of indebtedness or assets of the Company (excluding certain cash dividends and distributions described in the next paragraph) or rights or warrants (excluding those referred to above) (Section 1706 of the Subordinated Indentures). In the event that the Company shall distribute any rights or warrants to acquire capital stock ("Capital Stock Rights") pursuant to which separate certificates representing such Capital Stock Rights will be distributed subsequent to the initial distribution of such Capital Stock Rights (whether or not such distribution shall have occurred prior to the date of the issuance of a series of Subordinated Convertible Securities), such subsequent distribution shall be deemed to be the distribution of such Capital Stock Rights; provided that the Company may, in lieu of making any adjustment in the conversion price upon a distribution of separate certificates representing such Capital Stock Rights, make proper provision so that each Holder of such a Subordinated Convertible Security who converts such Subordinated Convertible Security (or any portion thereof) (a) before the record date for such distribution of separate certificates shall be entitled to receive upon such conversion shares of Common Stock issued with Capital Stock Rights and (b) after such record date and prior to the expiration, redemption or termination of such Capital Stock Rights shall be entitled to receive upon such conversion, in addition to the shares of Common Stock issuable upon such conversion, the same number of such Capital Stock Rights as would a holder of the number of shares of Common Stock that such Subordinated Convertible Security so converted would have entitled the holder thereof to acquire in accordance with the terms and provisions applicable to the Capital Stock Rights if such Subordinated Convertible Security were converted immediately prior to the record date for such distribution. Common Stock owned by or held for the account of the Company or any majority owned subsidiary shall not be deemed outstanding for the purpose of any adjustment.

  No adjustment in the conversion price of Subordinated Convertible Securities that are convertible into Common Stock will be made for regular quarterly or other periodic or recurring cash dividends or distributions or for cash dividends or distributions to the extent paid from retained earnings. No adjustment will be required unless such adjustment would require a change of at least 1% in the conversion price then in effect; provided that any such adjustment not so made will be carried forward and taken into account in any subsequent adjustment; and provided further that any such adjustment not so made shall be made no later than three years after the occurrence of the event requiring such adjustment to be made or carried forward. Notwithstanding any of the foregoing, the issuance of Common Stock under the Company's Dividend Reinvestment and Optional Cash Payment Plan (the "DRIP") shall not require an adjustment in the conversion price of Subordinated Convertible Securities that are convertible into Common Stock. The Company reserves the right to make such reductions in the conversion price in addition to those required in the foregoing provisions as the Company in its discretion shall determine to be advisable in order that certain stock-related distributions thereafter made by the Company to its shareholders shall not be taxable (Section 1706 of the Subordinated Indentures). Except as stated above, the conversion price will not be adjusted for the issuance of Common Stock or any securities convertible into or exchangeable for Common Stock, or securities carrying the right to purchase any of the foregoing.

  In the case of (i) a reclassification or change of the Common Stock, (ii) a consolidation or merger involving the Company, or (iii) a sale or conveyance to another corporation of the property and assets of the Company as an entirety or substantially as an entirety, in each case as a result of which holders of Common Stock will be entitled to receive stock, securities, other property or assets (including cash) in respect of, or in exchange for, such Common Stock, the Holders of the Subordinated Convertible Securities then outstanding that are convertible into Common Stock will be entitled thereafter to convert such Subordinated Convertible Securities into the kind and amount of shares of stock and other securities or property which they would have received upon such reclassification, change, consolidation, merger, sale or conveyance had such Subordinated Convertible Securities been converted into Common Stock immediately prior to such reclassification, change, consolidation, merger, sale or conveyance (Section 1707 of the Subordinated Indentures).

  In the event of a taxable distribution to holders of Common Stock (or other transaction) which results in any adjustment of the conversion price of Subordinated Convertible Securities that are convertible into Common Stock, the Holders of such Subordinated Convertible Securities may, in certain circumstances, be deemed to have received a distribution subject to United States federal income tax as a dividend; in certain other circumstances, the absence of such an adjustment may result in a taxable dividend to the holders of Common Stock or such Subordinated Convertible Securities.

            PARTICULAR TERMS OF JUNIOR SUBORDINATED DEBT SECURITIES
                ISSUED IN CONNECTION WITH PREFERRED SECURITIES

  The statements under this caption are brief summaries of certain provisions of the Junior Subordinated Indenture that will be applicable to Junior Subordinated Debt Securities issued in connection with Preferred Securities (unless otherwise provided in the Prospectus Supplement relating to such Preferred Securities) and do not purport to be complete and are qualified in their entirety by reference to the Junior Subordinated Indenture.

  The distribution rate and the distribution payment dates and other payment dates for the Preferred Securities will correspond to the interest rate and interest payment dates and other payment dates on the Junior Subordinated Debt Securities, which will be the sole assets of the Financing Trusts.

  In the event Junior Subordinated Debt Securities are issued to a Financing Trust (or a Trustee of a Financing Trust) in connection with the issuance of Trust Securities by the Financing Trust, such Junior Subordinated Debt Securities subsequently may be distributed pro rata to the Holders of the Trust Securities in connection with the dissolution of the Financing Trust upon the occurrence of certain events described in a Prospectus Supplement relating to such Trust Securities. Only one series of Junior Subordinated Debt Securities will be issued to the Financing Trust, or a Trustee of such Financing Trust, in connection with the issuance of Trust Securities by the Financing Trust.

  If Junior Subordinated Debt Securities are issued to a Financing Trust or to a Trustee of a Financing Trust in connection with the issuance of Trust Securities and (i) there shall have occurred any event that would constitute an Event of Default under the Junior Subordinated Indenture, (ii) the Company shall be in default with respect to its payment of any obligations under the related Preferred Securities Guarantee or limited guarantee of the Common Securities, or (iii) the Company shall have given notice of its election to defer payments of interest on such Junior Subordinated Debt Securities by extending the interest payment period as provided in the Junior Subordinated Indenture and such period, or any extension thereof, shall be continuing, then
(a) the Company shall not declare or pay dividends on, or make a distribution with respect to or redeem, purchase or acquire, or make a liquidation payment with respect to, any of its capital stock, and (b) the Company shall not make any payment of interest, principal or premium, if any, on or repay, repurchase or redeem any debt securities issued by the Company that rank on par with or junior to such Junior Subordinated Debt Securities; provided, however, that, restriction (a) above does not apply to any stock dividends paid by the Company where the dividend stock is the same stock as that on which the dividend is being paid.

  If the Company fails to make interest or other payments on the Junior Subordinated Debt Securities when due, the Declaration provides a mechanism whereby the holders of the Preferred Securities may direct the Property Trustee to enforce its rights under the Junior Subordinated Debt Securities. If the Property Trustee fails to enforce its rights under the Junior Subordinated Debt Securities, any holder of Preferred Securities may institute a legal proceeding against the Company to enforce the Property Trustee's rights under the Junior Subordinated Debt Securities without first instituting any legal proceeding against the Property Trustee or any other person or entity. Notwithstanding the foregoing, if the Company has failed to pay interest or principal on the Junior Subordinated Debt Securities on the date such interest or principal is otherwise payable, then, pursuant to the terms of the Junior Subordinated Indenture, a holder of Preferred Securities may directly institute a proceeding for enforcement of payment to such holder directly of the principal of or interest on the Junior Subordinated Debt Securities having a principal amount equal to the aggregate liquidation amount of the Preferred Securities of such holder on or after the respective due date specified in the Junior Subordinated Debt Securities.

  In the event Junior Subordinated Debt Securities are issued to a Financing Trust or a Trustee of a Financing Trust, in connection with the issuance of Trust Securities, for so long as the Trust Securities remain outstanding, the Company will covenant (i) to directly or indirectly maintain 100% ownership of the Common Securities; provided, however, that any permitted successor of the Company under the Junior Subordinated Indenture may succeed to the Company's ownership of such Common Securities; and (ii) to use its reasonable efforts to cause the Financing Trust (a) to remain a statutory business trust, except in connection with the distribution of Junior Subordinated Debt Securities to the holders of Trust Securities in liquidation of the Financing Trust, the redemption of all of the Trust Securities, or certain mergers, consolidations or amalgamations, each as permitted by the Declaration, and (b) to otherwise continue to be classified as a grantor trust for United States federal income tax purposes.

                         DESCRIPTION OF CAPITAL STOCK

  The following summary of certain provisions of the Certificate of Incorporation of the Company (the "Certificate of Incorporation"), the By-Laws of the Company (the "By-Laws") and a Rights Agreement between the Company and Norwest Bank Minnesota, National Association, as Rights Agent (as amended, the "Rights Agreement"), does not purport to be complete and is qualified in its entirety by reference to such documents, copies of which are included as exhibits to the Registration Statement.

  Rule 13e-4 and Rule 14e-1 of the Commission's rules and regulations relating to tender offers, as currently in effect and interpreted by the Commission's staff, may be applicable to certain repurchases of Offered Securities that are equity securities or exchange or conversion of Offered Securities for such equity securities. If, at the time of any such repurchase, exchange or conversion, Rule 13e-4 or Rule 14e-1 (or any successor rule) applies to such transaction, the Company will comply with such rule (or any successor rule) and will afford holders of such Offered Securities all rights and will make all filings required by such rule (or successor rule). Rule 13e-4 and Rule 14e-1 may also be deemed to apply to Offered Securities that are mandatorily convertible into equity securities.

GENERAL

  The authorized capital stock of the Company consists of 100,000,000 shares of Common Stock and 7,000,000 shares of Preferred Stock, all without par value.

  All issued and outstanding shares of Common Stock are, and the shares issuable upon conversion of or in exchange for any Offered Securities will be, fully paid and non-assessable. Holders of shares of Common Stock and holders of shares of Preferred Stock do not have any preemptive rights to subscribe for or purchase any securities of the Company, except, with respect to shares of Preferred Stock, such preemptive rights as may be provided in the resolution or resolutions of the Board of Directors of the Company or a committee designated by the Board of Directors of the Company providing for the issuance thereof. Holders of shares of Common Stock have the rights described below under "Share Rights Plan."

PREFERRED STOCK

  The Certificate of Incorporation authorizes the Board of Directors of the Company to issue, without action or approval of the Company's shareholders, one or more series of Preferred Stock with such designations, voting powers, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, as shall be stated in the resolution or resolutions providing for the issuance thereof.

  There are also currently reserved for issuance up to 2,500,000 shares of Series A Junior Participating Preferred Stock ("Junior Participating Preferred Stock") of the Company issuable under the Rights Agreement referred to below under "Share Rights Plan."

DIVIDENDS

  Under Delaware law, subject to restrictions contained in the Certificate of Incorporation discussed in the following paragraph, dividends may be declared or paid out of surplus of the Company or, if there is no such surplus, out of net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.

  The Certificate of Incorporation provides that so long as there are outstanding any shares of Preferred Stock entitled to cumulative dividends, no dividends (other than dividends payable in shares of Common Stock) may be paid or declared, nor may any distribution be made, on shares of Common Stock, nor may any shares of Common Stock be purchased, redeemed or otherwise acquired for value by the Company (other than in exchange for, or through application of the proceeds of the sale of, shares of Common Stock) if the Company is in default with respect to any dividend payable on, or obligation to redeem or to maintain a purchase, retirement or sinking fund with respect to, shares of Preferred Stock.

  The Company is primarily a holding company owning, directly or indirectly, the capital stock of ReliaStar Life, other insurance company subsidiaries, and other subsidiaries. There are legal limitations on the extent to which ReliaStar Life and the Company's other insurance company subsidiaries may pay dividends or lend or otherwise supply funds to the Company or ReliaStar Life.

  The payment of future dividends by the Company will be largely dependent upon the ability of ReliaStar Life to pay dividends to the Company. Under Minnesota insurance law regulating the payment of dividends by ReliaStar Life, any such payments shall be in an amount deemed prudent by ReliaStar Life's board of directors and, unless otherwise approved by the Commissioner, must be paid solely from the adjusted earned surplus of ReliaStar Life. Adjusted earned surplus means the earned surplus as determined in accordance with statutory accounting principles (unassigned funds) less 25% of the amount of such earned surplus that is attributable to net unrealized capital gains. Further, without approval of the Commissioner, ReliaStar Life may not pay in any calendar year any dividend that, when combined with other dividends paid within the preceding 12 months, exceeds the greater of (i) 10% of ReliaStar Life's statutory surplus at the prior year end or (ii) 100% of ReliaStar Life's statutory net gain from operations (not including realized capital gains) for the prior calendar year.

  The payment of future dividends by the Company may be affected by the foregoing limitations, further restrictions and limitations in the event of statutory or regulatory changes and by such other factors as the Board of Directors of the Company may deem relevant. See also "Particular Terms of Junior Subordinated Debt Securities Issued in Connection with Preferred Securities."

VOTING RIGHTS

  The Certificate of Incorporation provides that, except as otherwise provided by law or the Certificate of Incorporation, holders of shares of Common Stock are entitled to one vote per share. Holders of shares of Common Stock do not have any cumulative voting rights.

  Except as otherwise provided by law or by the resolution or resolutions providing for the issuance thereof, holders of shares of Preferred Stock have no voting rights.

  The Certificate of Incorporation requires the affirmative vote of 75% of the Company's outstanding capital stock entitled to vote, voting as a single class, (i) to approve certain "Business Combinations" involving an "Interested Shareholder" unless the transaction is approved by a majority of the "Continuing Directors," as these terms are defined in the Certificate of Incorporation (the "Fair Price Provision"), (ii) to remove directors, (iii) to effect certain amendments to the Certificate of Incorporation, and (iv) in order for the shareholders of the Company to amend its By-Laws.

SHARE RIGHTS PLAN

  Pursuant to the Rights Agreement, each share of Common Stock issued by the Company has attached one preferred share purchase right (a "Right"). Each Right entitles the registered holder to purchase from the Company one-tenth of a share of Junior Participating Preferred Stock at an exercise price of $200, subject to adjustment.

  Until the Distribution Date, the Rights will be evidenced by certificates representing shares of Common Stock and will be transferred only with the shares of Common Stock. The Rights will separate from the shares of Common Stock and a Distribution Date for the Rights will occur upon the earlier of
(i) the close of business on the 15th day following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding shares of Common Stock, or (ii) the close of business on the 15th day following the commencement or announcement of a tender or exchange offer the consummation of which would result in a person or group of affiliated or associated persons becoming the beneficial owner of 20% or more of the outstanding shares of Common Stock.

  The Rights are not exercisable until the Distribution Date. The Rights will expire on September 8, 2004, unless extended or earlier redeemed by the Company.

  In the event that (i) the Company is the surviving corporation in a merger, consolidation or statutory share exchange with an Acquiring Person and outstanding shares of the Company are not changed or exchanged, (ii) an Acquiring Person engages in one of a number of self-dealing transactions specified in the Rights Agreement, (iii) an Acquiring Person increases by more than 1% its proportion of beneficial ownership of the outstanding shares of any class of equity securities or securities exercisable for or convertible into equity securities of the Company or any of its subsidiaries pursuant to a recapitalization, reclassification or similar transaction, or (iv) a person (other than the Company and certain of its affiliates) becomes a beneficial owner of 20% or more of the outstanding shares of Common Stock, each holder of a Right (other than Rights beneficially owned by an Acquiring Person or, in certain circumstances, transferees) will thereafter have the right to receive, upon exercise thereof at the then current exercise price of the Right, that number of shares of Common Stock having a market value of two times the exercise price of the Right, subject to certain possible adjustments.

  In the event that the Company is acquired in a merger or other business combination transaction or 50% or more of the assets or earning power of the Company and its subsidiaries (taken as a whole) are sold after a public announcement that a person has become an Acquiring Person, each holder of a Right will thereafter have the right to receive, upon exercise thereof at the then current exercise price of the Right, that number of common shares of the Acquiring Person (or in certain cases, one of its affiliates) having a market value of two times the exercise price of the Right.

  In certain instances, the Company may exchange Rights for shares of Common Stock or reduce the 20% stock ownership threshold to not less than 10%.

  The Rights are redeemable at a price of one cent per Right at any time prior to the 30th day after a public announcement that a person has become an Acquiring Person, provided, however, that such redemption may occur after any person has become an Acquiring Person only if there has not been a change in control of the Board of Directors of the Company. The redemption period may be extended if no such change in control has occurred or if no person has become an Acquiring Person.

LIQUIDATION

  Subject to preferential payments due or other rights with respect to any shares of Preferred Stock that may then be issued and outstanding, in the event of any liquidation of the Company the holders of Common Stock are entitled to share, in proportion to the number of shares of Common Stock held, in the assets remaining after discharge of all obligations and liabilities of the Company.

LIMITATIONS ON CHANGE IN CONTROL

  The Certificate of Incorporation and the By-Laws provide that the Board of Directors of the Company will be divided into three classes serving staggered terms, with one class of directors to be elected for a three-year term at each annual meeting of shareholders. As a result, at least two meetings of the Company's shareholders will generally be required for the Company's shareholders to effect a change in control of the Board of Directors of the Company. The Certificate of Incorporation and the By-Laws also provide that shareholder action may be taken only at annual or special meetings of shareholders, and may not be taken by shareholder consent, and that shareholders are not permitted to call, or to require the Company's Board of Directors to call, special meetings of shareholders. The Certificate of Incorporation provides that, when considering a merger, consolidation, sale of assets, business combination (including a Business Combination under the Fair Price Provision) or other transaction (including a tender or exchange offer), the Company's Board of Directors, any committee thereof and the directors and the officers of the Company may, in considering the best interests of the Company and its shareholders, consider the interests of and the effects of such transaction upon the employees, customers and suppliers of the Company and its subsidiaries and upon communities in which the Company and its subsidiaries are located or do business. The By-Laws provide that advance notice of nominations for the election of directors to be made at, and business to be brought before, an annual meeting of shareholders by a shareholder must be received by the Secretary of the Company not less than 60 days in advance of such meeting (except that if public disclosure of such meeting is made less than 75 days prior to the meeting, the notice need only be received within 15 days following such public disclosure). The Company has entered into agreements with certain of its executive employees for certain financial arrangements that the Company will provide upon termination of employment under certain circumstances following a change in control of the Company. In addition, certain retirement and other employee benefit arrangements provide for accelerated vesting of benefits and allocation to participants of surplus retirement plan benefits upon a change in control of the Company. The foregoing provisions and agreements, the voting provisions, including the Fair Price Provision, referred to above under "Voting Rights," the Rights Agreement and the authority of the Board of Directors of the Company to issue additional shares of capital stock, without action or approval of the shareholders, could have the effect of discouraging, delaying or preventing a tender or exchange offer, proxy contest or other attempt to gain control of or change the management of the Company.

LIMITATION ON CERTAIN LIABILITY OF DIRECTORS AND INDEMNIFICATION

  The Certificate of Incorporation and the By-Laws contain provisions limiting the liability of directors for monetary damages to the Company and its shareholders for breach of fiduciary duty of care to the Company and authorizing the indemnification of directors, officers and employees to the fullest extent permitted by Delaware law. The Company maintains a directors' and officers' liability insurance policy.

TRANSFER AGENT

  The Transfer Agent for the Company's Common Stock is Norwest Bank Minnesota, National Association.

                       DESCRIPTION OF DEPOSITARY SHARES

  The description set forth below and in any Prospectus Supplement of certain provisions of the Deposit Agreement (as defined below) and of Depositary Shares and Depositary Receipts does not purport to be complete and is subject to and qualified in its entirety by reference to the Deposit Agreement and Depositary Receipts relating to a series of Preferred Stock, which will be filed with the Commission at or prior to the time of the offering of such series.

GENERAL

  The Company may, at its option, elect to offer fractional interests in shares of Preferred Stock rather than full shares. In the event such option is exercised, the Company will provide for the issuance by a Depositary to the public of Depositary Receipts evidencing Depositary Shares, each of which will represent a fractional interest (to be set forth in the Prospectus Supplement relating to a particular series of Depositary Shares) in a share of a particular series of Preferred Stock as described below.

  The shares of any series of Preferred Stock underlying Depositary Shares will be deposited under a separate deposit agreement (the "Deposit Agreement") between the Company and a bank or trust company selected by the Company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000 (the "Depositary"). The Prospectus Supplement relating to a series of Depositary Shares will set forth the name and address of the Depositary. Subject to the terms of the Deposit Agreement, each owner of a Depositary Share will be entitled, in proportion to the applicable fractional interest in a share of Preferred Stock underlying such Depositary Share, to all the rights and preferences of the shares of Preferred Stock underlying such Depositary Share (including dividend, voting, redemption, conversion and liquidation rights).

  Pending the preparation of definitive engraved Depositary Receipts, the Depositary may, upon the written order of the Company, issue temporary Depositary Receipts substantially identical to (and entitling the holders thereof to all the rights pertaining to) the definitive Depositary Receipts but not in definitive form. Definitive Depositary Receipts will be prepared thereafter without unreasonable delay, and temporary Depositary Receipts will be exchangeable for definitive Depositary Receipts at the Company's expense.

  Upon surrender of the Depositary Receipts at the principal office of the Depositary in Minneapolis (unless the related Depositary Shares have previously been called for redemption), the holder of the Depositary Shares evidenced thereby is entitled to delivery at such office, to or upon the holder's order, of the number of shares of Preferred Stock and any money or other property represented by such Depositary Shares. Fractional shares will not be issued. If the Depositary Receipts delivered by the holder evidence a number of Depositary Shares in excess of the number of Depositary Shares representing the number of whole shares of Preferred Stock to be withdrawn, the Depositary will deliver to such holder at the same time a new Depositary Receipt evidencing such excess number of Depositary Shares. Holders of shares of Preferred Stock thus withdrawn will not thereafter be entitled to deposit such shares under the Deposit Agreement or to receive Depositary Shares therefor. The Company does not expect that there will be any public trading market for underlying shares of Preferred Stock except as represented by the Depositary Shares.

DIVIDENDS AND OTHER DISTRIBUTIONS

  The Depositary will distribute all cash dividends or other cash distributions received in respect of the underlying shares of Preferred Stock to the record holders of related Depositary Shares in proportion to the numbers of such Depositary Shares owned by such holders on the relevant record date. The Depositary shall distribute only such amount, however, as can be distributed without attributing to any holder of Depositary Shares a fraction of one cent, and any balance not so distributed shall be added to and treated as part of the next sum received by the Depositary for distribution to record holders of Depositary Shares.

  In the event of a distribution other than in cash, the Depositary will distribute property received by it to the record holders of Depositary Shares entitled thereto, unless the Depositary determines that it is not feasible to make such distribution, in which case the Depositary may, with the approval of the Company, sell such property and distribute to such holders the net proceeds received from such sale.

  The Deposit Agreement will also contain provisions relating to the manner in which any subscription or similar rights offered by the Company to holders of the shares of Preferred Stock shall be made available to holders of Depositary Shares.

REDEMPTION OF DEPOSITARY SHARES

  If a series of Preferred Stock underlying Depositary Shares is subject to redemption, the Depositary Shares will be redeemed from the proceeds received by the Depositary resulting from the redemption, in whole or in part, of such series of Preferred Stock held by the Depositary. The Depositary shall mail notice of redemption not less than 30 and not more then 60 days prior to the date fixed for redemption to the record holders of the Depositary Shares to be so redeemed at their respective addresses appearing in the Depositary's books. The redemption price per Depositary Share will be equal to the applicable fraction of the redemption price per share payable with respect to such series of Preferred Stock. Whenever the Company redeems shares of Preferred Stock held by the Depositary, the Depositary will redeem as of the same redemption date the number of Depositary Shares relating to the shares so redeemed. If less than all the Depositary Shares are to be redeemed, the Depositary Shares to be redeemed will be selected by lot or pro rata as may be determined by the Depositary.

  After the date fixed for redemption, the Depositary Shares so called for redemption will no longer be deemed to be outstanding and all rights of the holders of such Depositary Shares will cease, except the right to receive the moneys payable upon such redemption and any money or other property to which the holders of such Depositary Shares were entitled upon such redemption upon surrender to the Depositary of the Depositary Receipts evidencing such Depositary Shares.

VOTING THE PREFERRED STOCK

  Upon receipt of notice of any meeting at which the holders of the shares of any series of Preferred Stock are entitled to vote, the Depositary will mail the information contained in such notice of meeting to the record holders of the Depositary Shares relating to such shares. Each record holder of such Depositary Shares on the record date (which will be the same date as the record date for the shares) will be entitled to instruct the Depositary as to the exercise of the voting rights pertaining to the number of shares of Preferred Stock underlying such holder's Depositary Shares. The Depositary will endeavor, insofar as practicable, to vote the number of shares underlying such Depositary Shares in accordance with such instructions, and the Company will agree to take all action that may be deemed necessary by the Depositary in order to enable the Depositary to do so. The Depositary will abstain from voting shares to the extent it does not receive specific instructions from the recordholders of related Depositary Shares.

TAXATION

  Owners of Depositary Shares will be treated for federal income tax purposes as if they were owners of the shares of Preferred Stock represented by such Depositary Shares and, accordingly, will be entitled to take into account for federal income tax purposes income and deductions to which they would be entitled if they were holders of such shares. In addition, (i) no gain or loss will be recognized for federal income tax purposes upon the withdrawal of shares in exchange for Depositary Shares as provided in the Deposit Agreement,
(ii) the tax basis of each share to an exchanging owner of Depositary Shares will, upon such exchange, be the same as the aggregate tax basis of the Depositary Shares exchanged therefor, and (iii) the holding period for the shares in the hands of an exchanging owner of Depositary Shares who held such Depositary Shares as a capital asset at the time of the exchange thereof for shares will include the period during which such person owned such Depositary Shares.

AMENDMENT AND TERMINATION OF THE DEPOSITARY AGREEMENT

  The form of Depositary Receipt evidencing the Depositary Shares and any provision of the Deposit Agreement may at any time be amended by agreement between the Company and the Depositary. However, any amendment which materially and adversely alters the rights of the existing holders of Depositary Shares will not be effective unless such amendment has been approved by the record holders of at least a majority of the Depositary Shares then outstanding. A Deposit Agreement may be terminated by the Company or the Depositary only if (i) all outstanding Depositary Shares relating thereto have been redeemed or (ii) there has been a final distribution in respect of the shares of Preferred Stock of the relevant series in connection with any liquidation, dissolution or winding up of the Company and such distribution has been distributed to the holders of the related Depositary Shares.

CHARGES OF DEPOSITARY

  The Company will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. The Company will pay charges of the Depositary in connection with the initial deposit of the shares of Preferred Stock and any redemption of such shares. Holders of Depositary Shares will pay other transfer and other taxes and governmental charges and such other charges as are expressly provided in the Deposit Agreement to be for their accounts.

MISCELLANEOUS

  The Depositary will forward to the holders of Depositary Shares all reports and communications from the Company which are delivered to the Depositary and which the Company is required to furnish to the holders of underlying shares of Preferred Stock.

  Neither the Depositary nor the Company will be liable if it is prevented or delayed by law or any circumstance beyond its control in performing its obligations under the Deposit Agreement. The obligations of the Company and the Depositary under the Deposit Agreement will be limited to performance in good faith of their duties thereunder and they will not be obligated to prosecute or defend any legal proceeding in respect of any Depositary Shares or shares of Preferred Stock unless satisfactory indemnity is furnished. They may rely upon written advice of counsel or accountants, or information provided by holders of Depositary Shares or other persons believed to be competent and on documents believed to be genuine.

RESIGNATION AND REMOVAL OF DEPOSITARY

  The Depositary may resign at any time by delivering to the Company notice of its election to do so, and the Company may at any time remove the Depositary, any such resignation or removal to take effect upon the appointment of a successor Depositary and its acceptance of such appointment. Such successor Depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.

                      DESCRIPTION OF SECURITIES WARRANTS

  The Company may issue Securities Warrants for the purchase of Debt Securities, Preferred Stock, Depositary Shares or Common Stock. Securities Warrants may be issued independently or together with Debt Securities, Preferred Stock or Depositary Shares offered by any Prospectus Supplement and may be attached to or separate from such Debt Securities, Preferred Stock or Depositary Shares. Each series of Securities Warrants will be issued under a separate warrant agreement (a "Securities Warrant Agreement") to be entered into between the Company and a bank or trust company, as Securities Warrant Agent, all as set forth in the Prospectus Supplement relating to the particular issue of offered Securities Warrants. The Securities Warrant Agent will act solely as an agent of the Company in connection with the Securities Warrant Certificates and will not assume any obligation or relationship of agency or trust for or with any holders of Securities Warrant Certificates or beneficial owners of Securities Warrants. Copies of the forms of Securities Warrant Agreements, including the forms of Securities Warrant Certificates representing the Securities Warrants, are filed as exhibits to the

Registration Statement. The following summaries of certain provisions of the forms of Securities Warrant Agreements and Securities Warrant Certificates do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Securities Warrant Agreements and the Securities Warrant Certificates.

GENERAL

  If Securities Warrants are offered, the applicable Prospectus Supplement will describe the terms of such Securities Warrants, including, in the case of Securities Warrants for the purchase of Debt Securities, the following where applicable: (i) the offering price; (ii) the currencies in which such Securities Warrants are being offered; (iii) the designation, aggregate principal amount, currencies, denominations and terms of the series of Debt Securities purchasable upon exercise of such Securities Warrants; (iv) the designation and terms of any series of Debt Securities, Preferred Stock or Depositary Shares with which such Securities Warrants are being offered and the number of such Securities Warrants being offered with each such Debt Security, share of Preferred Stock or Depositary Share; (v) the date on and after which such Securities Warrants and the related series of Debt Securities, Preferred Stock or Depositary Shares will be transferable separately; (vi) the principal amount of the series of Debt Securities purchasable upon exercise of each such Securities Warrant and the price at which and currencies in which such principal amount of Debt Securities of such series may be purchased upon such exercise; (vii) the date on which the right to exercise such Securities Warrants shall commence and the date (the "Expiration Date") on which such right shall expire; (viii) whether the Securities Warrants will be issued in registered or bearer form; (ix) United States federal income tax consequences; and (x) any other terms of such Securities Warrants.

  In the case of Securities Warrants for the purchase of Preferred Stock, Depositary Shares or Common Stock, the applicable Prospectus Supplement will describe the terms of such Securities Warrants, including the following where applicable: (i) the offering price; (ii) the aggregate number of shares purchasable upon exercise of such Securities Warrants and, in the case of Securities Warrants for Preferred Stock or Depositary Shares, the designation, aggregate number of shares and terms of the series of Preferred Stock purchasable upon exercise of such Securities Warrants or underlying the Depositary Shares purchasable upon exercise of such Securities Warrants; (iii) the designation and terms of the series of Debt Securities, Preferred Stock or Depositary Shares with which such Securities Warrants are being offered and the number of such Securities Warrants being offered with each such Debt Security, share of Preferred Stock or Depositary Share; (iv) the date on and after which such Securities Warrants and the related series of Debt Securities, shares of Preferred Stock or Depositary Shares will be transferable separately; (v) the number of shares of Preferred Stock, Depositary Shares or shares of Common Stock purchasable upon exercise of each such Securities Warrant and the price at which such number of shares of Preferred Stock or Depositary Shares of such series or shares of Common Stock may be purchased upon each exercise; (vi) the date on which the right to exercise such Securities Warrants shall commence and the Expiration Date;
(vii) United States federal income tax consequences; and (viii) any other terms of such Securities Warrants. Securities Warrants for the purchase of Preferred Stock, Depositary Shares or Common Stock will be offered and exercisable for U.S. dollars only and will be in registered form only.

  Securities Warrant Certificates may be exchanged for new Securities Warrant Certificates of different denominations, may (if in registered form) be presented for registration of transfer and may be exercised at the corporate trust office of the Securities Warrant Agent or any other office indicated in the applicable Prospectus Supplement. Prior to the exercise of any Securities Warrant to purchase Debt Securities, holders of such Securities Warrants will not have any of the rights of Holders of the Debt Securities purchasable upon such exercise, including the right to receive payments of principal of or any premium or interest on the Debt Securities purchasable upon such exercise or to enforce covenants in the applicable Indenture. Prior to the exercise of any Securities Warrants to purchase Preferred Stock, Depositary Shares or Common Stock, holders of such Securities Warrants will not have any of the rights of holders of the Preferred Stock, Depositary Shares or Common Stock purchasable upon such exercise, including the right to receive payments of dividends, if any, on the Preferred Stock, Depositary Shares or Common Stock purchasable upon such exercise or to exercise any applicable right to vote.

EXERCISE OF SECURITIES WARRANTS

  Each Securities Warrant will entitle the holder thereof to purchase such principal amount of Debt Securities or number of shares of Preferred Stock, Depositary Shares or shares of Common Stock, as the case may be, at such exercise price as shall in each case be set forth in, or calculable from, the applicable Prospectus Supplement. After the close of business on the Expiration Date (or such later date to which such Expiration Date may be extended by the Company), unexercised Securities Warrants will become void.

  Securities Warrants may be exercised by delivering to the Securities Warrant Agent payment as provided in the applicable Prospectus Supplement of the amount required to purchase the Debt Securities, Preferred Stock, Depositary Shares or Common Stock, as the case may be, purchasable upon such exercise together with certain information set forth on the reverse side of the Securities Warrant Certificate. Securities Warrants will be deemed to have been exercised upon receipt of payment of the exercise price, subject to the receipt, within five business days, of the Securities Warrant Certificate evidencing such Securities Warrants. Upon receipt of such payment and the Securities Warrant Certificate properly completed and duly executed at the corporate trust office of the Securities Warrant Agent or any other office indicated in the Prospectus Supplement, the Company will, as soon as practicable, issue and deliver the Debt Securities, Preferred Stock, Depositary Shares or Common Stock, as the case may be, purchasable upon such exercise. If fewer than all of the Securities Warrants represented by such Securities Warrant Certificate are exercised, a new Securities Warrant Certificate will be issued for the remaining amount of Securities Warrants.

AMENDMENTS AND SUPPLEMENTS TO SECURITIES WARRANT AGREEMENTS

  The Securities Warrant Agreements may be amended or supplemented without the consent of the holders of the Securities Warrants issued thereunder to effect changes that are not inconsistent with the provisions of the Securities Warrants and that do not adversely affect the interests of the holders of the Securities Warrants.

COMMON STOCK WARRANT ADJUSTMENTS

  Unless otherwise indicated in the applicable Prospectus Supplement, the exercise price of, and the number of shares of Common Stock covered by, a Common Stock Warrant are subject to adjustment in certain events, including
(i) the issuance of capital stock as a dividend or distribution on the Common Stock; (ii) subdivisions and combinations of the Common Stock; (iii) the issuance to all holders of Common Stock of certain rights or warrants entitling them to subscribe for or purchase Common Stock within 45 days after the date fixed for the determination of the shareholders entitled to receive such rights or warrants, at less than the current market price (as defined in the Warrant Agreement for such series of Common Stock Warrants); and (iv) the distribution to all holders of Common Stock of evidences of indebtedness or assets of the Company (excluding certain cash dividends and distributions described in the next paragraph) or rights or warrants (excluding those referred to above). In the event that the Company shall distribute any rights or warrants to acquire capital stock pursuant to clause (iv) above (the "Capital Stock Rights") pursuant to which separate certificates representing such Capital Stock Rights will be distributed subsequent to the initial distribution of such Capital Stock Rights (whether or not such distribution shall have occurred prior to the date of the issuance of a series of Common Stock Warrants), such subsequent distribution shall be deemed to be the distribution of such Capital Stock Rights; provided that the Company may, in lieu of making any adjustment in the exercise price of and the number of shares of Common Stock covered by a Common Stock Warrant upon a distribution of separate certificates representing such Capital Stock Rights, make proper provision so that each holder of such a Common Stock Warrant who exercises such Common Stock Warrant (or any portion thereof) (a) before the record date for such distribution of separate certificates shall be entitled to receive upon such exercise shares of Common Stock issued with Capital Stock Rights and
(b) after such record date and prior to the expiration, redemption or termination of such Capital Stock Rights shall be entitled to receive upon such exercise, in addition to the shares of Common Stock issuable upon such exercise, the same number of such Capital Stock Rights as would a holder of the number of shares of Common Stock that such Common Stock Warrant so exercised would have entitled the holder thereof to acquire in accordance with the terms and provisions applicable to the Capital Stock Rights if such Common Stock Warrant was exercised immediately prior to the record date for such distribution. Common Stock owned by or held for the account of the Company or any majority owned subsidiary shall not be deemed outstanding for the purpose of any adjustment.

  No adjustment in the exercise price of and the number of shares of Common Stock covered by a Common Stock Warrant will be made for regular quarterly or other periodic or recurring cash dividends or distributions or for cash dividends or distributions to the extent paid from retained earnings. No adjustment will be required unless such adjustment would require a change of at least 1% in the exercise price then in effect; provided that any such adjustment not so made will be carried forward and taken into account in any subsequent adjustment; and provided further that any such adjustment not so made shall be made no later than three years after the occurrence of the event requiring such adjustment to be made or carried forward. Notwithstanding any of the foregoing, the issuance of Common Stock under the DRIP shall not require an adjustment in the exercise price of or number of shares of Common Stock covered by a Common Stock Warrant. Except as stated above, the exercise price of and the number of shares of Common Stock covered by a Common Stock Warrant will not be adjusted for the issuance of Common Stock or any securities convertible into or exchangeable for Common Stock, or securities carrying the right to purchase any of the foregoing.

  In the case of (i) a reclassification or change of the Common Stock, (ii) a consolidation or merger involving the Company or, (iii) a sale or conveyance to another corporation of the property and assets of the Company as an entirety or substantially as an entirety, in each case as a result of which holders of the Company's Common Stock will be entitled to receive stock, securities, other property or assets (including cash) in respect of or in exchange for such Common Stock, the holders of the Common Stock Warrants then outstanding will be entitled thereafter to convert such Common Stock Warrants into the kind and amount of shares of stock and other securities or property which they would have received upon such reclassification, change, consolidation, merger, sale or conveyance had such Common Stock Warrants been exercised immediately prior to such reclassification, change, consolidation, merger, sale or conveyance.

          DESCRIPTION OF PREFERRED SECURITIES OF THE FINANCING TRUSTS

  Each Financing Trust may issue, from time to time, only one series of Preferred Securities having terms described in a Prospectus Supplement relating thereto. The Declaration of each Financing Trust will be qualified as an indenture under the Trust Indenture Act.

  The Preferred Securities will have such terms, including distributions, redemption, exchange, sinking fund and liquidation provisions, voting and other rights and such other preferred, deferred or other special rights or such restrictions as shall be set forth in the Declaration or made part of the Declaration by the Trust Indenture Act. Reference is made to a Prospectus Supplement relating to the Preferred Securities for specific terms, including
(i) the distinctive designation of the Preferred Securities, (ii) the number of Preferred Securities and the date or dates upon which distributions shall be payable (provided, however, that distributions on the Preferred Securities shall be payable on a quarterly basis to holders of the Preferred Securities as of a record date in each quarter during which the Preferred Securities are outstanding), (iii) whether distributions on Preferred Securities issued by the Financing Trust shall be cumulative, and, in the case of Preferred Securities having such cumulative distribution rights, the date or dates or method of determining the date or dates from which distributions on Preferred Securities shall be cumulative, (iv) the amount or amounts which shall be paid out of the assets of the Financing Trust to the holders of Preferred Securities upon voluntary or involuntary dissolution, winding-up or termination of the Trust, (v) the obligation, if any, of the Financing Trust to purchase or redeem Preferred Securities and the price or prices at which, the period or periods within which and the terms and conditions upon which the Preferred Securities shall be purchased or redeemed, in whole or in part, pursuant to such obligation, (vi) the voting rights, if any, of Preferred Securities in addition to those required by law, including the number of votes per Preferred Security and any requirement for the approval by the holders of Preferred Securities as a condition to specified action or amendments to the Declaration, and (vii) any other relevant rights, preferences, or privileges of, or limitations or restrictions on, Preferred Securities consistent with the Declaration and applicable law. The distribution rate and the distribution payment dates and other payment dates for the Preferred Securities will correspond to the interest rate and interest payment dates and other payment dates on the Junior Subordinated Debt Securities, which will be the sole assets of the Financing Trust.

  All Preferred Securities offered hereby will be guaranteed by the Company to the extent set forth below under "The Preferred Securities Guarantee." Certain United States federal income tax considerations applicable to any offering of Preferred Securities will be described in the Prospectus Supplement relating thereto.

  In connection with the issuance of Preferred Securities, each Financing Trust will issue one series of Common Securities having such terms including distributions, redemption, voting, liquidation rights or such restrictions as shall be set forth therein. The terms of the Common Securities will be substantially identical to the terms of the Preferred Securities and the Common Securities will rank on par, and payments will be made thereon pro rata, with the Preferred Securities except that, upon an event of default under the Declaration, the rights of the holders of the Common Securities to payment in respect of distributions and payments upon liquidation, redemption and otherwise will be subordinated to the rights of the holders of the Preferred Securities. Except in certain limited circumstances, the Common Securities will also carry the right to vote and to appoint, remove or replace any of the ReliaStar Trustees. All of the Common Securities will be directly or indirectly owned by the Company.

                      THE PREFERRED SECURITIES GUARANTEE

  Set forth below is a summary of information concerning the Preferred Securities Guarantee that will be executed and delivered by the Company for the benefit of the holders, from time to time, of Preferred Securities. The Preferred Securities Guarantee will be qualified as an indenture under the Trust Indenture Act. Wilmington Trust Company will act as indenture trustee under the Preferred Securities Guarantee (the "Guarantee Trustee"). The terms of the Preferred Securities Guarantee will be those set forth in the Preferred Securities Guarantee and those made part of the Preferred Securities Guarantee by the Trust Indenture Act. This summary does not purport to be complete and is subject in all respects to the provisions of, and is qualified in its entirety by reference to, the form of Preferred Securities Guarantee, which is filed as an exhibit to the Registration Statement of which this Prospectus forms a part, and the Trust Indenture Act. The Preferred Securities Guarantee will be held by the Guarantee Trustee for the benefit of the holders of the Preferred Securities.

GENERAL

  Pursuant to the Preferred Securities Guarantee, the Company will agree, to the extent set forth herein, to pay in full to the holders of the Preferred Securities the Guarantee Payments (as defined herein) (except to the extent paid by the Financing Trust), as and when due, regardless of any defense, right of set-off or counterclaim which the Financing Trust may have or assert. The following payments or distributions with respect to Preferred Securities (the "Guarantee Payments"), to the extent not paid or made by the Financing Trust, will be subject to the Preferred Securities Guarantee (without duplication): (i) any accrued and unpaid distributions that are required to be paid on the Preferred Securities, to the extent the Financing Trust shall have funds available therefor, (ii) the redemption price, including all accrued and unpaid distributions (the "Redemption Price"), to the extent the Financing Trust has funds available therefor with respect to any Preferred Securities called for redemption by the Trust, and (iii) upon a voluntary or involuntary dissolution, winding-up or termination of the Financing Trust (other than in connection with the distribution of Junior Subordinated Debt Securities to the holders of Preferred Securities or the redemption of all the Preferred Securities) the lesser of (a) the aggregate of the liquidation amount and all accrued and unpaid distributions on the Preferred Securities to the date of payment to the extent the Financing Trust has funds available therefor or (b) the amount of assets of the Financing Trust remaining available for distribution to holders of the Preferred Securities in liquidation of the Financing Trust. The Company's obligation to make a Guarantee Payment may be satisfied by direct payment of the required amounts by the Company to the holders of Preferred Securities or by causing the Financing Trust to pay such amounts to such holders.

  The Preferred Securities Guarantee will be a guarantee on a subordinated basis of the Guarantee Payments from the time of issuance, but will not apply to any payment of distributions except to the extent the Financing Trust shall have funds available therefor. If the Company does not make interest payments on the Junior Subordinated Debt Securities purchased by the Financing Trust, the Financing Trust will not pay distributions on the Preferred Securities and will not have funds available therefor. See "Particular Terms of Junior Subordinated Debt Securities Issued in Connection with Preferred Securities." The Preferred Securities Guarantee, when taken together with the Company's obligations under the Junior Subordinated Debt Securities, the Junior Subordinated Indenture and the Declaration, including its obligations to pay costs, expenses and certain liabilities of the Financing Trust (other than with respect to the Trust Securities), provides a full and unconditional guarantee of amounts due on the Preferred Securities.

CERTAIN COVENANTS OF THE COMPANY

  In the Preferred Securities Guarantee, the Company will covenant that, so long as any Preferred Securities issued by the Financing Trust remain outstanding, if there shall have occurred any event that would constitute an event of default under the Preferred Securities Guarantee or the Declaration, then (a) the Company shall not declare or pay any dividend on, or make any distribution with respect to, or redeem, purchase, acquire or make a liquidation payment with respect to, any of its capital stock and (b) shall not make any payment of interest, principal or premium, if any, on or repay, repurchase or redeem any debt securities (including guarantees) issued by the Company that which rank on par with or junior to such Junior Subordinated Debt Securities. However, the Preferred Securities Guarantee will except from the foregoing any stock dividends paid by the Company where the dividend stock is the same as that on which the dividend is being paid.

MODIFICATIONS OF THE PREFERRED SECURITIES GUARANTEE; ASSIGNMENT

  Except with respect to any changes that do not adversely affect the rights of holders of Preferred Securities (in which case no vote will be required), the Preferred Securities Guarantee may be amended only with the prior approval of the holders of a majority in liquidation amount of the Preferred Securities then outstanding. All guarantees and agreements contained in a Preferred Securities Guarantee shall bind the successors, assigns, receivers, trustees and representatives of the Company and shall inure to the benefit of the holders of the Preferred Securities then outstanding.

EVENTS OF DEFAULT

  An event of default under the Preferred Securities Guarantee will occur upon the failure of the Company to make any of the payments required by the Preferred Securities Guarantee or to perform its other obligations thereunder. The holders of a majority in liquidation amount of the Preferred Securities have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Guarantee Trustee in respect of the Preferred Securities Guarantee or to direct the exercise of any trust or power conferred upon the Guarantee Trustee under the Preferred Securities Guarantee.

  If the Company fails to make any of the payments required by the Preferred Securities Guarantee, a holder of Preferred Securities may directly institute a proceeding against the Company for enforcement of such holder's rights to receive such payments under the Preferred Securities Guarantee without first instituting a legal proceeding against the Financing Trust, the Guarantee Trustee or any other person or entity.

  The Company will be required to provide annually to the Guarantee Trustee a statement as to the performance by the Company of certain of its obligations under the Preferred Securities Guarantee and as to any default in such performance.

  The Company is required to file annually with the Guarantee Trustee an officer's certificate as to the Company's compliance with all conditions under the Preferred Securities Guarantee.

INFORMATION CONCERNING THE GUARANTEE TRUSTEE

  The Guarantee Trustee, prior to the occurrence of a default with respect to the Preferred Securities Guarantee and after curing all such defaults that may have occurred, undertakes to perform only such duties as are specifically set forth in the Preferred Securities Guarantee and, after default, shall exercise the same degree of care as a prudent individual would exercise in the conduct of his or her own affairs. Subject to such provisions, the Guarantee Trustee is under no obligation to exercise any of the powers vested in it by the Preferred Securities Guarantee at the request of any holder of Preferred Securities, unless offered reasonable indemnity against the costs, expenses and liabilities which might be incurred thereby.

TERMINATION

  The Preferred Securities Guarantee will terminate as to the Preferred Securities upon full payment of the Redemption Price of all Preferred Securities, upon distribution of the Junior Subordinated Debt Securities held by the Financing Trust to the holders of the Preferred Securities or upon full payment of the amounts payable in accordance with the Declaration upon liquidation of the Financing Trust. The Preferred Securities Guarantee will continue to be effective or will be reinstated, as the case may be, if at any time any holder of Preferred Securities must restore payment of any sums paid under the Preferred Securities or the Preferred Securities Guarantee.

STATUS OF THE PREFERRED SECURITIES GUARANTEE

  The Preferred Securities Guarantee will constitute an unsecured obligation of the Company and will rank (i) subordinate and junior in right of payment to all other liabilities of the Company, (ii) on par with the most senior preferred or preference stock hereafter issued by the Company and with any guarantee now or hereafter entered into by the Company in respect of any preferred or preference stock of any affiliate of the Company and (iii) senior to the Common Stock. The terms of the Preferred Securities provide that each holder of Preferred Securities by acceptance thereof agrees to the subordination provisions and other terms of the Preferred Securities Guarantee.

  The Preferred Securities Guarantee will constitute a guarantee of payment and not of collection (that is, the guaranteed party may institute a legal proceeding directly against the guarantor to enforce its rights under the Preferred Securities Guarantee without instituting a legal proceeding against any other person or entity).

GOVERNING LAW

  The Preferred Securities Guarantee will be governed by and construed in accordance with the internal laws of the State of New York.

                             PLAN OF DISTRIBUTION

  The Company may offer and sell the Offered Securities in any of three ways:
(i) through agents; (ii) through underwriters or dealers; or (iii) directly to one or more purchasers. The Prospectus Supplement with respect to any of the Offered Securities will set forth the terms of the offering of such Offered Securities, including the name or names of any underwriters or agents, the purchase price of such Offered Securities, the proceeds to the Company from such sale, any underwriting discounts or agency fees and other items constituting underwriters' or agents' compensation, the initial public offering price, any discounts or concessions allowed or reallowed or paid to dealers, and any securities exchanges on which such Offered Securities may be listed.

  The distribution of the Offered Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

  Underwriters, dealers and agents may be entitled, under agreements entered into with the Company, to indemnification by the Company against certain civil liabilities, including liabilities under the Securities Act, or to contributions with respect to payments which the underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers and agents, and affiliates thereof, may be customers of, engage in transactions with, or perform services for the Company and its affiliates in the ordinary course of business.

  Each underwriter, dealer and agent participating in the distribution of any Debt Securities that are issuable as Bearer Securities will agree that, in connection with the original issuance of such Bearer Securities, it will not offer, sell or deliver, directly or indirectly, Bearer Securities to a United States Person or to any person within the United States, except to the extent permitted under United States Treasury regulations.

  All Offered Securities will be new issues of securities with no established trading market. Any underwriters to whom Offered Securities are sold by the Company for public offering and sale may make a market in such Offered Securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given concerning the liquidity of the trading market for any Offered Securities.

                            VALIDITY OF SECURITIES

  The validity of the Debt Securities, Preferred Stock, Depository Shares and Securities Warrants will be passed upon for the Company by Faegre & Benson LLP, Minneapolis, Minnesota.

                                    EXPERTS

  The consolidated financial statements of the Company and related financial statement schedules as of December 31, 1996 and 1995 and for each of the three years in the period ended December 31, 1996, incorporated herein by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 1996, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

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                                  $200,000,000


                           RELIASTAR FINANCIAL CORP.

                                % NOTES DUE 200

                          --------------------------

                             PROSPECTUS SUPPLEMENT

                          --------------------------

                              MERRILL LYNCH & CO.

                           CREDIT SUISSE FIRST BOSTON

                               J.P. MORGAN & CO.

                                       , 1998

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